UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PRINCIPIA BIOPHARMA INC.

(Name of Subject Company)

PRINCIPIA BIOPHARMA INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74257L108

(CUSIP Number of Class of Securities)

Martin Babler

President and Chief Executive Officer

Principia Biopharma Inc.

220 East Grand Avenue

South San Francisco, California 94080

(650) 416-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh, Esq.

Ben Beerle, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ANNEX I	OPINION OF CENTERVIEW PARTNERS LLC	I-1
ANNEX II	OPINION OF BOFA SECURITIES, INC.	II-1
ANNEX III	SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS	III-1

i

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Principia Biopharma Inc., a Delaware corporation (“Principia”). The address of the principal executive offices of Principia is 220 East Grand Avenue, South San Francisco, California 94080, and our telephone number is (650) 416-7700. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Principia” refer to Principia Biopharma Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Principia, $0.0001 par value per share (collectively, the “Shares”). As of August 21, 2020, there were (i) 33,259,922 Shares issued and outstanding, (ii) 5,235,205 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Stock Options”), (iii) 14,772 Shares estimated to be subject to outstanding purchase rights under the Principia 2018 Employee Stock Purchase Plan (the “ESPP”) (assuming the closing price per Share as reported on the purchase date for the current offering period was equal to the Offer Price (as defined below)), and (iv) 81,915 Shares are subject to warrants to acquire Shares (the “Warrants”).

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Principia, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2020 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Sanofi, a French société anonyme (“Sanofi”), (ii) Aventis Inc., a Delaware corporation and direct, wholly owned subsidiary of Sanofi (“Aventis”), and (iii) Kortex Acquisition Corp., a Delaware corporation and direct, wholly owned subsidiary of Aventis (“Purchaser”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares for $100.00 per Share (the “Offer Price”), to be paid to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 28, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to our stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 16, 2020 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Sanofi, Purchaser, and Principia. A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements” and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, subject to the terms and conditions of the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into Principia (the “Merger”), the separate existence of Purchaser will cease and Principia will continue as the surviving corporation and a wholly owned subsidiary of Sanofi (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the Principia stockholders. In the Merger, each Share outstanding at the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares (a) held by Principia (or in Principia’s treasury), Sanofi, Purchaser, any other direct or indirect wholly owned subsidiary of Sanofi immediately prior to the Effective Time, or by Principia stockholders who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (b) irrevocably accepted for purchase in the Offer (collectively, the “Excluded Shares”) will be automatically converted into the right to receive the Offer Price, in cash (the “Merger Consideration”), without interest and subject to any withholding of taxes required by applicable legal requirements. Upon the Effective Time, Principia will cease to be a publicly traded company and will become wholly owned by Sanofi. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Merger Agreement also provides that, at the Effective Time, each Stock Option that is then outstanding as of immediately prior to the Effective Time will accelerate and will become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger, each Stock Option that is then outstanding and unexercised as of immediately prior to the Effective Time, will be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such Stock Option immediately prior to the Effective Time (taking into account any acceleration of vesting), multiplied by (ii) the excess (if any) of (A) the Merger Consideration over (B) the exercise price payable per Share under such Stock Option, less applicable withholding taxes. Any Stock Option that has an exercise price that equals or exceeds the Merger Consideration shall be canceled for no consideration. Principia’s repurchase rights with respect to any Shares previously issued upon the “early exercise” of Stock Options will terminate immediately prior to and contingent upon the Effective Time.

The Merger Agreement further provides that, at the Effective Time, each Warrant will be converted into the right to receive the Merger Consideration less the applicable exercise price in respect of the Shares underlying such Warrants, and the holders of such Warrants, in lieu of Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Warrant, will be entitled only to receive the Merger Consideration less the applicable exercise price in respect of each Share underlying such Warrants and will have no other rights pursuant to each such holder’s ownership of such Warrants.

The initial expiration date of the Offer is one minute following 11:59 p.m., Eastern Time, on September 25, 2020, subject to extension in certain circumstances as permitted by the Merger Agreement (the “Expiration Time”).

The Merger Agreement also provides, among other things, that subject to the satisfaction or waiver of all of the conditions of the Offer and the Merger Agreement, Purchaser will irrevocably accept for payment (the time of such acceptance, the “Offer Acceptance Time”) and pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable after the Offer Acceptance Time, and in any event within three business days. Pursuant to the Merger Agreement, the consummation of the Merger will take place on the same date as the Offer Acceptance Time except if certain conditions with respect to legal restraints have not been satisfied or waived by such date, in which case on no later than the first business day on which such conditions are satisfied or waived.

The foregoing summary of Transaction is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Merger Agreement and the Letter of Transmittal.

According to the Offer to Purchase, the principal office of Sanofi is located at 54, rue La Boétie, 75008 Paris, France and the telephone number of Sanofi is +33 1 53 77 40 00 and the principal office of Purchaser is located at 50 Binney Street Cambridge, MA 02142 and the telephone number of Purchaser is +1 (617) 252-7500.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of Principia’s website at https://ir.principiabio.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Principia on Schedule 14A filed with the SEC on April 24, 2020 and filed as Exhibit (e)(2) to this Schedule 14D-9, which is incorporated by reference herein (the “Proxy Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Principia or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Sanofi, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Proxy Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between Principia and its Executive Officers, Directors and Affiliates.

In considering the recommendation of Principia’s board of directors (the “Board”) to tender Shares in the Offer, stockholders should be aware that Principia’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of the Principia stockholders, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the accelerated vesting and cash settlement of outstanding Stock Options with exercise prices below the Offer Price in connection with the Merger;

•	the receipt of payments and benefits by certain executive officers under our change in control and severance agreements upon qualifying terminations of employment;

•	certain executive officers will receive 100% of their target 2020 bonus in connection with the Merger;

•

certain executive officers who may be impacted by the excise tax under Section 4999 of the Internal Revenue Code may be reimbursed for some portion or all of such excise tax, subject to certain limitations; and

•	the entitlement to indemnification benefits in favor of directors and officers of Principia.

For further information with respect to the arrangements between Principia and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between Principia and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Transactions with Related Persons and Indemnification,” and “Executive Compensation.”

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Principia who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Principia. As of August 21, 2020, the executive officers and directors of Principia beneficially owned, in the aggregate, 5,556,188 Shares (which, for clarity, includes shares of capital stock of Principia issuable upon the exercise of outstanding Stock Options and Warrants that were exercisable or exercisable within 60 days of August 21, 2020).

The following table sets forth (i) the number of Shares beneficially owned as of August 21, 2020, by each of our executive officers and directors (which, for clarity, includes shares of capital stock of Principia issuable upon the exercise of outstanding Stock Options and Warrants that were exercisable or exercisable within 60 days of August 21, 2020), and (ii) the aggregate cash consideration that would be payable for such Shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned
Executive Officers
Martin Babler, President, Chief Executive Officer, and Director (1)	812,845	$81,284,500
David Goldstein, Ph.D., Chief Scientific Officer (2)	206,606	$20,660,600
Dolca Thomas, M.D., Chief Medical Officer (3)	90,478	$9,047,800
Christopher Y. Chai, Chief Financial Officer (4)	233,986	$23,398,600
Roy Hardiman, Chief Business Officer (5)	203,980	$20,398,000
Stefani Wolff, Chief Development Officer (6)	140,429	$14,042,900
Directors
Alan B. Colowick, M.D., M.P.H., Chair of the Board (7)	75,595	$7,559,500
Dan Becker, M.D., Ph.D., Director (8)	695,471	$69,547,100
Simeon George, M.D., M.B.A., Director (9)	3,039,349	$303,934,900
Shao-Lee Lin, M.D., Ph.D., Director (10)	23,890	$2,389,000
Patrick Machado, Director (11)	22,753	$2,275,300
Shawn Tomasello, Director (12)	10,806	$1,080,600

All of our current directors and executive officers as a group (12 persons) (13)	5,556,188	$555,618,800

(1)

Consists of: (i) 754,246 shares of common stock issuable under outstanding stock options exercisable within 60 days of August 21, 2020 held by Mr. Babler, individually, (ii) 810 shares of common stock, (iii) 39,179 shares of common stock held by the Babler Trust Agreement Dated October 25, 2006, (iv) 18,355 shares of common stock held by Mr. Babler, as custodian for his minor children and (v) 255 shares underlying warrants to purchase common stock that are exercisable within 60 days of August 21, 2020 held by Mr. Babler, as custodian for his minor children. The address for Mr. Babler, individually, and as custodian is 220 East Grand Avenue, South San Francisco, CA 94080.

(2)	Consists of: (i) 31,739 shares of common stock and (ii) 174,867 shares of common stock issuable under outstanding stock options exercisable within 60 days of August 21, 2020.
(3)	Consists of: (i) 1,826 shares of common stock and (ii) 88,652 shares of common stock issuable under outstanding stock options exercisable within 60 days of August 21, 2020.
(4)

Consists of: (i) 3,539 shares of common stock, (ii) 3,302 shares held by Mr. Chai, as custodian for his children and (iii) 227,145 shares of common stock issuable under outstanding stock options exercisable within 60 days of August 21, 2020.

(5)

Consists of: (i) 117,761 shares of common stock, (ii) 1,916 shares held by Mr. Hardiman, as fiduciary for his child and (iii) 84,303 shares of common stock issuable under outstanding stock options exercisable within 60 days of August 21, 2020.

(6)	Consists of: (i) 19,096 shares of common stock and (ii) 121,333 shares of common stock issuable under outstanding stock options exercisable within 60 days of August 21, 2020.
(7)	Includes 75,595 shares of common stock issuable under outstanding stock options exercisable within 60 days of August 21, 2020.
(8)

Consists of: (i) 667,600 shares of common stock held by AI Biotechnology LLC (AIB) and (ii) 27,871 shares of common stock issuable under outstanding stock options exercisable within 60 days of August 21,

2020 held by Dr. Becker. Dr. Becker is a Principal at Access Industries and, therefore, may be deemed to have pecuniary interest over these shares. Dr. Becker disclaims beneficial ownership of the shares held of record by AIB except to the extent of his pecuniary interest therein.
(9)

Consists of: (i) 2,982,855 shares of common stock held by SR One, (ii) 27,871 shares issuable under outstanding stock options exercisable within 60 days of August 21, 2020 held by Dr. George and (iii) 28,623 shares underlying warrants to purchase common stock that are exercisable within 60 days of August 21, 2020 held by SR One. Dr. George is a partner at SR One and, therefore, may be deemed to have a pecuniary interest over these shares. Dr. George disclaims beneficial ownership of the shares held of record by SR One except to the extent of his pecuniary interest therein.

(10)	Includes 23,890 shares of common stock issuable under outstanding stock options exercisable within 60 days of August 21, 2020.
(11)	Includes 22,753 shares of common stock issuable under outstanding stock options exercisable within 60 days of August 21, 2020.
(12)	Includes 10,806 shares of common stock issuable under an outstanding stock option exercisable within 60 days of August 21, 2020.
(13)

Consists of: (i) 3,887,978 shares of common stock, (ii) 1,639,332 issuable under outstanding stock options exercisable within 60 days of August 21, 2020 and (iii) 28,878 shares underlying warrants to purchase common stock that are exercisable within 60 days of August 21, 2020.

Treatment of Stock Options

Each of the Stock Options that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each Stock Option that is then outstanding and unexercised shall be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to the vested portion of such Stock Option immediately prior to the Effective Time (taking into account any acceleration of vesting), multiplied by (ii) the excess of (x) the Merger Consideration over (y) the exercise price payable per Share under such Stock Option, less applicable withholding taxes. Any Stock Option that has an exercise price that equals or exceeds the Merger Consideration will be cancelled for no consideration. Principia’s repurchase rights with respect to any Shares previously issued upon the “early exercise” of Stock Options will terminate immediately prior to and contingent upon the Effective Time.

The table below sets forth, for each of Principia’s executive officers and directors holding Stock Options with exercise prices below the Offer Price (“In-the-Money Options”) as of August 21, 2020: (i) the aggregate number of Shares subject to such In-the-Money Options; and (ii) the value of cash amounts payable in respect of such In-the-Money Options on a pre-tax basis at the Effective Time, calculated by multiplying (A) the excess of the Merger Consideration over the respective per share exercise prices of the applicable Stock Options by (B) the number of Shares subject to such Stock Options.

	Vested In-the-Money Options			Unvested In-the-Money Options
Name	Number of Shares Underlying Vested In-the- Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Vested In-the- Money Options	Number of Shares Underlying Unvested In-the- Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Unvested In-the- Money Options	Total Option Cash Spread Value
Executive Officers
Martin Babler, President, Chief Executive Officer, and Director	611,785	$8.04	$56,257,437	436,107	$42.18	$25,216,199	$81,473,635
David Goldstein, Ph.D., Chief Scientific Officer	137,873	$10.82	$12,294,844	148,244	$45.64	$8,059,200	$20,354,044
Dolca Thomas, M.D., Chief Medical Officer	77,899	$26.95	$5,690,678	205,158	$37.64	$12,793,057	$18,483,735
Christopher Y. Chai, Chief Financial Officer	190,151	$8.50	$17,398,884	128,244	$42.26	$7,405,400	$24,804,284
Roy Hardiman, Chief Business Officer	58,868	$18.78	$4,781,518	116,685	$45.72	$6,333,500	$11,115,018
Stefani Wolff, Chief Development Officer	99,457	$15.47	$8,406,775	139,501	$41.10	$8,217,146	$16,623,921
Directors
Alan B. Colowick, M.D., M.P.H., Chair of the Board	64,910	$12.88	$5,655,252	23,769	$29.28	$1,680,848	$7,336,099
Dan Becker, M.D., Ph.D., Director	25,027	$26.16	$1,848,100	15,928	$41.46	$932,362	$2,780,462
Simeon George, M.D., M.B.A., Director	25,027	$26.16	$1,848,100	15,928	$41.46	$932,362	$2,780,462
Shao-Lee Lin, M.D., Ph.D., Director	21,046	$32.56	$1,419,306	19,909	$42.75	$1,139,821	$2,559,127
Patrick Machado, Director	19,908	$34.42	$1,305,625	21,047	$44.30	$1,172,422	$2,478,046
Shawn Tomasello, Director	7,962	$42.33	$459,144	22,753	$46.49	$1,217,443	$1,676,586

All of our current directors and executive officers as a group (12 persons)	1,339,913	$12.41	$117,365,661	1,293,273	$41.93	$75,099,758	$192,465,419

Treatment of Purchase Rights Under the Employee Stock Purchase Plan

The ESPP allows all of Principia’s regular full-time employees, including Principia’s executive officers, to purchase Shares at the lower of: (i) 85% of the fair market value on the first day of each Offering (as defined in the ESPP); or (ii) 85% of the fair market value on the applicable Purchase Date (as defined in the ESPP), with the objective of allowing employees to profit when the value of our common stock increases over time.

The ESPP’s next scheduled Purchase Date under the current Offering is November 15, 2020. Under the terms of the Merger Agreement, (i) no participant may increase the percentage of his or her payroll deduction election from that in effect on the date of the Merger Agreement or make any non-payroll contributions to the ESPP, (ii) no new Offering will be authorized or commence on or after the date of the Merger Agreement, (iii) no purchase price for any purchase rights will be decreased below the levels in place under the ESPP as of the date of the Merger Agreement, (iv) the last day and final Purchase Date of the current Offering under the ESPP, shall be the earlier of (x) the last business day prior to the Effective Time or (y) November 15, 2020, and (v) the ESPP will terminate in its entirety as of the Effective Time, contingent upon the occurrence of the Effective Time.

Potential Payments and Benefits upon Termination or Change in Control

Regardless of the manner in which an executive officer’s service terminates, our executive officers are entitled to receive amounts earned during her or his term of service.

Equity Award Acceleration

Under the Merger Agreement, the vesting of all outstanding unvested Stock Options will be accelerated in connection with the Merger and such Stock Options will be cashed out as described in further detail above under “—Treatment of Stock Options”, and any provisions in any individual agreements related to the acceleration of the vesting of Stock Options in connection with a change in control will be superseded by the provisions of the Merger Agreement.

Change in Control and Severance Agreements

We previously entered into Change in Control and Severance Agreements with key personnel, including each of our named executive officers. In all cases, provision of severance benefits is contingent upon delivery of an effective release of claims in favor of Principia and compliance with the executive’s Proprietary Information and Invention Assignment Agreement with Principia. The Change in Control and Severance Agreements provide the following additional benefits upon a “covered termination” (which is defined in the applicable officer’s Change in Control and Severance Agreement to include termination by Principia without “Cause” (as defined in the Change in Control and Severance Agreement) or resignation by the executive for Good Reason (as defined in the Change in Control and Severance Agreement) that occurs in connection with or within 12 months following a change in control which would include the Transactions (“Change in Control Termination”):

•	continuation of executive’s then-current base salary plus target bonus for 18 months (for our President and Chief Executive Officer) and 12 months (for our other named executive officers); and

•	reimbursement of COBRA premiums for a period of 18 months for our President and Chief Executive Officer and 12 months for our other named executive officers.

Treatment of 2020 Performance Bonus Awards

All Company employees including our executive officers will receive, subject to continued employment with Principia, payment of a 2020 performance bonus amount equal to 100% of their target bonus amount. Payment of the 2020 performance bonus will be made as regularly scheduled during the first quarter of 2021. However, if employment is involuntarily terminated without cause after the Effective Time and before the 2020 performance bonus is paid, a pro-rata bonus based on duration of employment during 2020 will be paid at the same time and in addition to any severance benefits.

We expect the 2020 performance amounts to be as follows:

Name	2020 Performance Bonus
Executive Officers
Martin Babler, President, Chief Executive Officer, and Director	$318,154
David Goldstein, Ph.D., Chief Scientific Officer	$171,392
Dolca Thomas, M.D., Chief Medical Officer	$177,358
Christopher Y. Chai, Chief Financial Officer	$170,568
Roy Hardiman, Chief Business Officer	$165,600
Stefani Wolff, Chief Development Officer	$165,600

Tax Payments

We will enter into amendments to the Change in Control and Severance Agreements that we have with Mr. Babler, Dr. Thomas, Dr. Goldstein and certain other individuals to provide for a reimbursement by Principia of an amount so that on an after-tax basis such individual retains an amount equal to any excise tax imposed on such individual under Section 4999 of the Internal Revenue Code in connection with the Merger. This reimbursement payment will not extend to applicable income and employment taxes on payments due prior to the application of the excise tax. The maximum potential tax-related reimbursement payments to all affected individuals will be $10 million in the aggregate. Such reimbursement provision shall amend, restate and supersede the prior provisions set forth in such Change in Control and Severance Agreements related to Section 4999 of the Internal Revenue Code. The amount of any such reimbursement payment will be based on a number of factors, including the aggregate reimbursement limit described above, and is not determinable at this time.

Employee Benefits

Under the Merger Agreement, Sanofi has agreed that for a period of one year following the Effective Time, to provide, or cause to be provided, to each employee of Principia, including the executive officers, who is employed by Principia as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any affiliate thereof) during such one-year period (each, a “Continuing Employee”) a base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities, each of which is no less favorable than the base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time, and broad-based employee benefits (excluding equity and equity-based awards, severance and change in control plans, programs, perquisites and arrangements) that are substantially comparable in the aggregate to the benefits (excluding equity and equity-based awards, severance and change in control plans, programs, perquisites and arrangements) provided to such Continuing Employee immediately prior to the Effective Time.

The Merger Agreement does not confer upon any person (other than Principia, Sanofi and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement.

Potential for Future Arrangements

It is possible that members of our current management team will enter into new compensation arrangements with the Surviving Corporation. We would expect that any such arrangements with the existing management team would be entered into after the completion of the Offer and would become effective after the Merger is completed, if at all.

Employment Arrangements

We have entered into at-will employment offer letter agreements with each of our current executive officers. The employment of each of our current executive officers may be terminated by us at any time. Offer letters with current executive officers set forth the applicable executive officer’s salary, annual bonus compensation opportunities (for executives other than Dr. Goldstein) and benefit plan participation. Each of our executive officers has also executed our standard form of proprietary information and inventions assignment agreement. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment following the Transaction, as described above under “—Potential Payments and Benefits upon Termination or Change in Control.”

Director Compensation

Vesting of all outstanding equity awards held by our non-employee directors will accelerate in connection with the Merger, and such awards will be cashed out, as described above under “—Treatment of Stock Options.”

Indemnification of Directors and Officers; Insurance

We have entered into indemnity agreements (collectively, the “Indemnification Agreements”) with our directors and executive officers that require us to indemnify such persons against any and all expenses

(including, without limitation, all attorneys’, witness, or other professional fees and related disbursements, other out-of-pocket costs actually and reasonably incurred), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred in connection with the investigation, defense, settlement or appeal of any threatened, pending, or completed proceeding in which such person is involved as a party, potential party, non-party witness, or otherwise by reason of such person’s status as a director, officer, employee, agent, or fiduciary of Principia or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that such person is or was serving at the express written consent of Principia, provided that such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Principia and, in the case of a criminal proceeding, with no reasonable cause to believe that such person’s conduct was unlawful. The Indemnification Agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnity Agreement, which is included as Exhibit 10.8 to the Registration Statement on Form S-1/A, filed by Principia on September 4, 2018 and incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement in favor of the former and present directors and officers of Principia for their acts and omissions occurring prior to the Effective Time, as provided in Principia’s organizational documents and as provided in the Indemnification Agreements between Principia and such persons, shall survive the Merger for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Sanofi and the Surviving Corporation will, to the fullest extent Principia would have been, prior to the Effective Time, permitted by applicable law, indemnify and hold harmless each of our former and present officers and directors in his or her capacity as an officer or director of Principia against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of Principia in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of Principia at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Sanofi must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by Principia as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Principia (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy. However, in lieu of maintaining such existing policy, we or Sanofi may purchase a six-year “tail” policy to replace the Principia policy in effect as of the date of the Merger Agreement, subject to specified limitations.

Section 16 Matters

The Merger Agreement provides that we, and our Board, to the extent necessary, will take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Stock Options in the

Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the compensation committee of our Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Principia or any of its affiliates and any of the officers, directors or employees of Principia that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

(b) Arrangements with Purchaser, Sanofi, and their Affiliates.

Merger Agreement

On August 16, 2020, Principia, Sanofi and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 (The Merger Agreement; Other Agreements) and the description of the conditions to the Offer contained in Section 15 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Principia stockholders with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on August 28, 2020 are incorporated herein by reference, and are not intended to provide any other factual information about Principia, Sanofi, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Principia to Sanofi in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Principia at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Principia in Principia’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Principia’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Principia, Sanofi, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Principia’s other public filings.

Confidentiality Agreement

Sanofi and Principia entered into a mutual non-disclosure agreement, dated July 14, 2020 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Sanofi and Principia agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than the consideration, evaluation, negotiation and consummation of the possible negotiated transaction involving Sanofi and Principia. The Confidentiality Agreement includes a standstill provision for the benefit of Principia that expires on December 31, 2021 and permitted Sanofi to privately and confidentially approach Principia’s Chair of the Board or certain members of Principia’s senior management during the standstill period and a fall-away provision upon the entry or public announcement of certain acquisition transactions. This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Sanofi License Agreement

We are party to that certain License Agreement with Genzyme Corporation, an affiliate of Sanofi (“Genzyme”), dated as of November 8, 2017, as amended (the “Sanofi License Agreement”). The Sanofi License Agreement provides for an exclusive license from Principia to Genzyme of PRN2246/SAR442168 and backup molecules for development in multiple sclerosis and certain other central nervous system diseases. Under the Sanofi License Agreement, if Sanofi proceeds with its publicly communicated plans to initiate additional Phase 3 trials in progressive MS, Principia will be entitled to two remaining development milestones related to MS in an aggregate amount of $75 million, both payable upon dosing of the first patient in the Phase 3 progressive MS trial, which milestones are reflected in the Projections, as described below under “Item 4. Solicitation and Recommendation—Certain Financial Projections”. Under the Sanofi License Agreement, Principia has the option, subject to the satisfaction of certain terms and conditions, to fund 20% of the Phase 3 development costs of PRN2246/SAR442168, subject to an annual cap of $50 million (prorated in the case of a partial calendar year) and an aggregate cap of $200 million across Phase 3 development, in return for, at Principia’s discretion, either a 30% profit and loss sharing arrangement within the United States with the royalty payable outside the United States remaining unchanged, or an additional five percentage points worldwide royalty across each royalty tier resulting in royalties rates ranging from the mid-teens to the high teens, in each case with respect to PRN2246/SAR442168 (the “Co-Funding Option”). Under the Sanofi License Agreement, if Principia exercised the Co-Funding Option and elected for the profit and loss sharing arrangement, Principia would have one opportunity to convert this election to the additional worldwide royalty within 90 days of receipt of the U.S. commercial plan and budget, which would be delivered by Sanofi approximately 18 months before the anticipated commercial launch of PRN2246/SAR442168 in the United States. In addition, Sanofi would have the right to convert the profit and loss sharing arrangement to the additional worldwide royalty in certain circumstances, including for Principia’s failure to pay its share of Phase 3 development costs or of U.S. net losses, or if Principia experienced a change in control involving certain Sanofi competitors.

Simultaneously with the execution of the Merger Agreement, to preserve the contractual rights afforded to Principia in connection with an exercise of the Co-Funding Option, including those described above, Principia and Genzyme entered into an amendment to the Sanofi License Agreement that extends the period during which Principia can exercise its Co-Funding Option in the event that the Merger Agreement were terminated in accordance with its terms (the “Co-Funding Option Extension Agreement”). This summary and description of the Sanofi License Agreement is qualified in its entirety by reference to the Sanofi License Agreement, which is filed as Exhibit (e)(18) hereto and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

On August 16, 2020, our Board unanimously (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Principia and its stockholders, (b) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (c) approved the execution, delivery and performance by Principia of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (d) resolved to recommend that the stockholders of Principia tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described below under “—Reasons for Recommendation”, our Board, on behalf of Principia, unanimously recommends that Principia’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

(i) Background of Offer and Merger

Background of the Merger

Principia’s Board frequently reviews, with Principia management and the assistance of outside advisors, Principia’s long-term strategies and strategic opportunities to increase stockholder value, including partnership and collaboration opportunities and financial alternatives in light of developments in Principia’s late-stage biopharmaceutical business, the sectors in which it competes, the economy generally and financial markets. As part of this process, from time to time, Principia management has engaged in business development and/or strategic discussions with participants in the biopharmaceutical industry. None of those discussions progressed beyond preliminary phases, nor did Principia enter into any acquisition-related non-disclosure or standstill agreements with such parties other than as discussed below.

Principia and Genzyme Corporation, a wholly owned subsidiary of Sanofi, are parties to the Sanofi License Agreement, the terms of which are further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Sanofi License Agreement”. Under the Sanofi License Agreement, Principia has the option, subject to the satisfaction of certain terms and conditions, to fund a portion of the Phase 3 development costs of PRN2246/SAR442168 in return for, at Principia’s discretion, either a profit and loss sharing arrangement within the United States, or an additional worldwide royalty, in each case with respect to PRN2246/SAR442168 (the Co-Funding Option further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Sanofi License Agreement”).

In February 2020, Sanofi announced positive data for its Phase 2b clinical trial in relapsing multiple sclerosis (“MS”), noting that PRN2246/SAR442168 met its primary endpoint, significantly reduced disease activity associated with MS as measured by magnetic resonance imaging, or MRI, and was well tolerated in the Phase 2b trial with no new safety findings. Sanofi also announced that it anticipated initiating four Phase 3 clinical trials in relapsing-remitting, primary progressive and secondary progressive forms of MS in the middle of 2020.

On April 23, 2020, Sanofi announced additional positive data for its Phase 2b clinical trial, disclosing that PRN2246/SAR442168 had achieved both the primary and secondary endpoints in a Phase 2b trial evaluating efficacy and safety in participants with relapsing forms of MS, and significantly reduced disease activity associated with MS as measured by MRI.

On May 19, 2020, Paul Hudson, Chief Executive Officer of Sanofi, emailed Martin Babler, Principia’s President and Chief Executive Officer, on an unsolicited basis, and requested a telephone discussion.

On May 28, 2020, Sanofi provided written notification to Principia that Sanofi had determined to proceed to Phase 3 Clinical Trials under the Sanofi License Agreement, and in accordance with the Sanofi License Agreement, Sanofi was simultaneously providing electronic access to Principia to the Initial Phase 3 Program Plan and the Phase 2 Package. Under the Sanofi License Agreement, this written notice triggered the beginning of the time period during which Principia was entitled to exercise the Co-Funding Option.

On May 29, 2020, Mr. Hudson and other members of Sanofi management, and Mr. Babler and Roy Hardiman, Principia’s Chief Business Officer, had a videoconference during which Mr. Hudson proposed acquiring all of Principia’s rights (without field restrictions) to the PRN2246/SAR442168 assets for approximately $1.5 billion as an alternative to the parties continuing their existing collaboration under the Sanofi License Agreement (“Sanofi’s May 29th asset proposal”). Mr. Babler did not comment on the proposal, but agreed to convey and discuss the proposal with the Board.

Later that day, the Board held a meeting with management and representatives of Cooley LLP, Principia’s outside legal counsel (“Cooley”). Cooley provided an overview of fiduciary duties attendant to a review of strategic alternatives such as the one proposed, as well as the structure of the proposed asset sale, including related tax consequences to Principia and to its stockholders in the event of any distribution of the sale proceeds. After discussion, the Board concluded that Sanofi’s proposal substantially undervalued the subject assets, was tax inefficient with respect to delivering stockholder value, that releasing Sanofi from the field restrictions under the Sanofi License Agreement provided significant additional value to Sanofi that was not reflected in the May 29th asset proposal and that the field limitations were important to Principia and its standalone future value. The Board further determined that, at an appropriate time following additional review, Principia management should relay that message to Sanofi, noting that Principia would be appropriately receptive if any offer that fully valued Principia without attendant tax inefficiency were to be made. In connection with ongoing review of strategic alternatives, the Board determined to include BofA Securities, Inc. (“BofA Securities”) in relevant discussion based on, among other things, BofA Securities’ experience with transactions similar to those being explored by Principia’s board, BofA Securities’ reputation in the investor community and its familiarity with Principia. The Board also discussed additional financial advisors that might be helpful in any strategic assessment and, after discussion of alternatives, directed management to reach out to Centerview Partners LLC (“Centerview”) to discuss such a role.

On June 4, 2020, the Board held a meeting with management and representatives of Cooley and BofA Securities. Management presented updates on Principia’s drug candidate programs, including PRN2246/SAR442168. The Board, together with management and advisors, discussed factors, including timing, budget and financing opportunities, relevant to any determination to exercise the Co-Funding Option. Management again reviewed the current state of play on strategic discussions with Sanofi and representatives of BofA Securities discussed with the Board various preliminary strategic considerations. Following discussion, BofA Securities left the meeting. The Board then discussed the state of strategic alternatives, both the Co-Funding Option and the potential to explore upside in any revised Sanofi acquisition proposal, as compared to the Company’s standalone strategy, including as impacted by current market and pandemic conditions. The Board reiterated its instruction that Mr. Babler convey to Sanofi that the May 29th asset proposal substantially undervalued the PRN2246/SAR442168 assets and that Principia intended to exercise the Co-Funding Option in due course and in a timely manner. The Board also reiterated commitment to engaging Centerview and BofA Securities in connection with a review of strategic alternatives based on an assessment of such firms’ respective knowledge and deal experience in the pharmaceutical industry and strategic processes, subject to receipt and review of relationship disclosure, and directed management to assist with the engagement process prior to formal board approval of engagement terms.

On June 7, 2020, Mr. Babler called Mr. Hudson to convey the determination of the Board with respect to Sanofi’s May 29th asset proposal and the Co-Funding Option.

On June 9, 2020, Mr. Hudson called Mr. Babler to inform him that in response to Principia’s feedback on Sanofi’s May 29th asset proposal, Sanofi would provide a revised written proposal to acquire Principia for $76.00 per Share in cash.

Later that day, Mr. Babler received a letter from Jean-Baptiste Chasseloup de Chatillon, Executive Vice President and Chief Financial Officer of Sanofi, setting forth a non-binding proposal from Sanofi to acquire Principia for $76.00 per Share in cash, subject to the completion of due diligence, the negotiation and execution of definitive agreements, and the approval of Sanofi’s board of directors (“Sanofi’s $76.00 per share proposal”).

On June 11, 2020, the Board held a meeting with management and representatives of Cooley, Centerview and BofA Securities. Management provided an update on discussions with Sanofi and reviewed Sanofi’s $76.00 per share proposal. Cooley made a presentation concerning fiduciary duties attendant to a review of strategic alternatives and discussion ensued. The Board discussed, with management and advisors, potential responses to Sanofi’s $76.00 per share proposal, as well as additional strategic alternatives and considerations, including other potential parties that might be interested in a strategic transaction, the potential upside of the Co-Funding Option and relevant risks in the financing markets should the company determine to remain on a standalone strategic path. In discussion, the Board noted that Sanofi was strategically well-positioned in any potential transaction process relative to other market participants given the attendant contractual restrictions on the PRN2246/SAR442168 assets under the Sanofi License Agreement, and further discussed the impact to any competitive process that such restrictions might impose. In connection with an ongoing review of strategic alternatives, the Board directed management to develop preliminary financial forecasts in order to assist the Board with assessment of Sanofi’s strategic interest and proposal. The Board further requested that Centerview and BofA Securities discuss with the Board their preliminary financial analysis of the standalone prospects of Principia from a financial point of view in a few days.

On June 15, 2020, the Board met with management and representatives of Cooley, Centerview and BofA Securities also in attendance. Representatives of Centerview and BofA Securities discussed with the Board Sanofi’s $76.00 per share proposal and their preliminary analysis of the standalone prospects of Principia from a financial point of view. The financial advisors also reviewed management’s current draft preliminary financial forecasts, including an overview of different potential scenarios and assumptions. Discussion ensued concerning the potential scenarios and assumptions, and the Board directed management to further refine the preliminary financial forecasts to reflect such discussion for additional review. The Board discussed potential timing related to the exercise of the Co-Funding Option, as well as attendant financing opportunities in the market, but agreed to postpone any determination with respect to the Co-Funding Option at that time. The Board also reviewed, with management and advisors, additional potential strategic partners that might be willing to engage in a transaction process, including review of such potential partners’ relevant financial capacity to consummate a potential acquisition, strategic interest in assets subject to restriction pursuant to the Sanofi License Agreement, and ability to respond promptly and competitively in view of the parallel Sanofi discussions. In connection with such discussion, the Board identified three major international pharmaceutical companies most likely to be interested in acquiring Principia at an attractive value and on a prompt timeline, given the Board’s expectations concerning Sanofi’s interest in acquiring Principia at the current time. Each of these companies were believed to be familiar with Principia based on prior discussions management had with these companies regarding potential partnership arrangements with respect to Principia’s product candidates. Accordingly, the Board instructed Centerview and BofA Securities to contact each of Company A, Company B, and Company C to determine such parties’ interest in exploring a potential strategic transaction. The financial advisors then left the meeting and the Board, with input from management and Cooley, reviewed the relationships disclosure memorandum received from each of Centerview and BofA Securities and determined each sufficient to proceed with formal engagement. The Board directed management to finalize engagement letters with each advisor subject to final Board approval.

On June 16, 2020, Principia management emailed Sanofi management to convey that review of Sanofi’s $76.00 per share proposal was ongoing with the Board and advisors and that a response would be conveyed the following week.

Over the course of June 18 and June 19, 2020, as directed by the Board, Centerview and BofA Securities contacted Company A, Company B and Company C to determine such parties’ interest in exploring a potential strategic transaction with Principia.

On June 21, 2020 and June 22, 2020, Company A and Company B respectively declined to execute a confidentiality agreement, participate in a meeting with management or otherwise explore a potential strategic transaction with Principia.

On June 23, 2020, the Board met with management and representatives of Cooley, Centerview and BofA Securities also present, to resume discussion of Sanofi’s $76.00 per share proposal and review of strategic alternatives, including the feedback from Company A and Company B. Representatives of Centerview and BofA Securities reviewed certain financial aspects of Sanofi’s $76.00 per share proposal and various scenarios and key assumptions in management’s preliminary financial forecasts. The Board then discussed, with management and advisors, the Sanofi proposal, the alternative of exercising the Co-Funding Option (including attendant timing and financing considerations) and pursuing a standalone strategy (including overall market conditions, pandemic impacts, and financing alternatives in the current market). The Board determined that the Sanofi $76.00 per share proposal significantly undervalued Principia and was an insufficient basis on which to continue discussions concerning a potential strategic acquisition. The Board also agreed that any final determination with respect to the Co-Funding Option should be put on hold pending assessment of whether or not further acquisition discussions with Sanofi would proceed.

Later that day, Mr. Babler called Mr. Hudson to relay the Board’s determination and to state that it viewed the proposal as an insufficient basis on which to continue potential acquisition discussions.

On June 24, 2020, Mr. Hudson emailed Mr. Babler to obtain clarity on Principia’s response, and Mr. Babler reiterated the Board’s determination.

On June 25, 2020, Loic Gonnet, Sanofi’s Global Head of M&A, called Mr. Hardiman to request clarification from Principia on Principia’s response. Mr. Hardiman reiterated the Board’s determination.

On June 26, 2020, Company C declined to explore a potential strategic transaction with Principia. Company C also declined to execute a confidentiality agreement or participate in a meeting with management.

On June 29, 2020, Mr. Babler received a letter from Mr. Chasseloup de Chatillon, setting forth an updated non-binding proposal from Sanofi to acquire Principia for $82.50 per Share in cash, subject to the completion of due diligence, the negotiation and execution of definitive agreements, and the approval of Sanofi’s board of directors (“Sanofi’s $82.50 per share proposal”). The letter indicated that the revised offer reflected Sanofi’s assessment of the value of the pipeline and platform beyond PRN2246/SAR442168.

Later that day, the Board held a meeting with management and representatives of Cooley, Centerview and BofA Securities in attendance, to review the Sanofi $82.50 per share proposal. Following discussion, the Board determined that Sanofi’s $82.50 per share proposal did not adequately reflect the potential value of Principia. The Board discussed whether to engage with Sanofi, and if so, the best way to maximize potential value in the ongoing discussions. Following discussion, the Board directed Centerview and BofA Securities to contact Sanofi to convey that the proposal did not adequately reflect Principia’s potential value, but to offer a management presentation aimed at addressing potential areas of diligence that might assist Sanofi with a reassessment of value. The Board also agreed that the advisors should convey an expectation of per share value in the “triple digits” in order to ensure that parties were aligned directionally before spending additional time in diligence or discussions. The Board again discussed potential strategy with respect to the Co-Funding Option, and again determined to postpone the Co-Funding Option decision until strategic discussions further progressed or terminated.

On July 1, 2020, Centerview and BofA Securities called Mr. Gonnet to convey the Board’s determination with respect to Sanofi’s $82.50 per share proposal, additional diligence and that Principia expected a per share valuation in the “triple digits”.

On July 6, 2020, Sanofi sent a list of due diligence questions to Centerview and BofA Securities and suggested virtual data room access and diligence sessions in order to assist Sanofi in potential value discovery.

On July 7, 2020, representatives of Centerview and BofA Securities called Mr. Gonnet and reiterated the Board’s valuation expectations and that Sanofi’s $82.50 per share proposal was insufficient to begin diligence, but a focused management presentation was possible.

On July 8, 2020, Mr. Gonnet emailed Centerview and BofA Securities to propose July 16, 2020 as the date for a management presentation.

On July 14, 2020, Principia and Sanofi signed a mutual confidentiality agreement, which included a standstill with a standard fall-away provision, as described above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Confidentiality Agreement”.

On July 16, 2020, Principia held a management presentation for Sanofi, including respective advisors.

Also on July 16, 2020, Bloomberg and other media publications reported rumors that Sanofi was exploring acquisition targets, including an interest in Principia (the “July 16th reported rumors”). Following the reports, Principia’s stock price closed at $84.10 on July 16, 2020, compared to $74.14 on July 15, 2020 (the trading day immediately prior to the reports).

On July 23, 2020, the Board held a meeting, with management and representatives of Cooley, Centerview and BofA Securities in attendance. Representatives of Centerview and BofA Securities provided an update on the discussions with Sanofi, including the July 16th management presentation, and the results of outreach to Company A, Company B and Company C, all of which declined to explore a potential strategic transaction with Principia. Representatives of Centerview and BofA Securities then reviewed management’s financial projections, as updated by Principia management from management’s preliminary financial forecasts previously presented to the Board, taking into account previous Board discussion and comments. The financial projections included two scenarios, the “Case A Projections” and the “Case B Projections” (together, the “Projections”) which differed primarily in relation to the addressable patient population of rilzabrutinib, Principia’s lead product development candidate, with the Case B Projections reflecting upside assumptions with scenarios with more aggressive assumptions of higher prevalence in certain indications and penetration into earlier lines of therapy. For more information on the Projections and the assumptions contained therein, please see “—Certain Financial Projections”. In related discussion, the Board noted that the Projections, as updated, reflected the Board’s previous comments to management’s preliminary financial forecasts. Representatives of Centerview and BofA Securities then reviewed their preliminary analysis of the standalone prospects of Principia from a financial point of view and certain financial aspects of Sanofi’s $82.50 per share proposal (after which they left the meeting). Principia’s management then reviewed and discussed with the Board the status of the terms of the engagement letter with each of Centerview and BofA Securities, and the relationships disclosure memorandum received from each of the financial advisors. Following such discussion, the Board approved formal engagement of BofA Securities and Centerview on the terms as presented, and directed management to enter into the respective formal engagement letters.

Later that day, Centerview and BofA Securities contacted Sanofi to discuss Sanofi’s process status. Sanofi indicated that its management team was focused on Sanofi’s earnings release for the following week and would submit a revised proposal thereafter.

On July 24, 2020, Principia entered into engagement letters as approved by the Board with each of Centerview and BofA Securities.

On July 30, 2020, Mr. Babler received a letter from Mr. Chasseloup de Chatillon, setting forth a revised non-binding proposal from Sanofi to acquire Principia for $90.00 per Share in cash, subject to the completion of due diligence, the negotiation and execution of definitive agreements, and the approval of Sanofi’s board of directors, and based on the assumption of a capitalization consisting of 36.5 million shares on a fully diluted basis (“Sanofi’s $90.00 per share proposal”). The letter indicated that Sanofi needed to understand a clear path for both organizations to work swiftly together towards a mutually beneficial transaction.

On July 31, 2020, the Board held a meeting, with management and representatives of Cooley, Centerview and BofA Securities in attendance, to review Sanofi’s $90.00 per share proposal and the status of the potential strategic transaction process. Representatives of Centerview and BofA Securities reviewed certain financial aspects of Sanofi’s $90.00 per share proposal with the Board based on the Projections. The Board discussed whether Sanofi’s $90.00 per share proposal represented Sanofi’s best and final offer, Principia’s general strategic alternatives, the compressed timeline that would apply to financing opportunities and the volatility of the financing market should Principia exercise the Co-Funding Option as a strategic alternative to a Sanofi acquisition, and each strategic alternative as impacted by current and potential future market conditions, including market volatility due to the pandemic. The Board determined that Sanofi’s $90.00 per share proposal undervalued Principia and was not a sufficient basis on which to negotiate a strategic transaction. The Board further discussed the prolonged nature of the discussions, without obtaining an attractive valuation increase, and potential timing and volatility constraints with respect to financing opportunities, whether in connection with the Co-Funding Option or otherwise. The Board directed Mr. Babler and the financial advisors to communicate to Sanofi that unless Sanofi was able to provide an offer for a per share price “in the triple digits,” Principia would need to end the current strategic discussions with Sanofi.

On August 1, 2020, representatives of Centerview and BofA Securities called Mr. Gonnet and Evercore, Sanofi’s financial advisor, to review the Board’s determination and reiterate that a per share offer less than “triple digits” would be an insufficient basis for Principia to move forward in potential transaction discussions. Representatives of Centerview and BofA Securities indicated that Principia intended to deliver a written notice terminating the transaction discussions on Monday, August 3, 2020.

On August 2, 2020, Mr. Gonnet emailed representatives of Centerview and BofA Securities and expressed that Sanofi and its financial advisors continued to assess the feedback from the previous day and requested that Principia pause formal termination of discussions pending an update from Sanofi the following day.

Also that day, Mr. Babler contacted Mr. Hudson to reiterate his support for ongoing discussions and thanked Mr. Hudson for his open dialogue on an executive to executive basis. Speaking in his role as president and chief executive officer, Mr. Babler advised Mr. Hudson of his belief that a deal at a target price per share of $105.00 in cash would obtain support of the Principia Board, but he could not confidently predict whether a lesser priced transaction would garner Board support.

On August 3, 2020, Mr. Babler received a letter from Mr. Chasseloup de Chatillon, setting forth a revised non-binding proposal from Sanofi to acquire Principia for $100.00 per Share in cash, subject to the completion of due diligence, the negotiation and execution of definitive agreements, and the approval of Sanofi’s board of directors (“Sanofi’s $100.00 per share proposal”). The revised proposal indicated that Sanofi had stretched significantly beyond Sanofi’s previous offer in good faith to advance discussions, including that Sanofi’s $100.00 per share proposal represented a 32% increase to Sanofi’s initial offer to acquire Principia, and that Sanofi had no further ability to increase its offer.

Later that day, the Board held a meeting, with management and representatives of Cooley, Centerview and BofA Securities in attendance, to review Sanofi’s $100.00 per share proposal and general strategic alternatives. Management and representatives of Centerview and BofA Securities provided an update on discussions with Sanofi and representatives of Centerview and BofA Securities reviewed their preliminary analysis of the standalone prospects of Principia from a financial point of view and Sanofi’s $100.00 per share proposal. The financial advisors focused on the Case A Projections as instructed by Principia management because the assumptions and estimates included in such projections best reflected the future financial performance of Principia on a risk adjusted basis. The Board discussed the proposal and diligently assessed whether any additional strategic discussion could move Sanofi to a higher price. The Board again discussed associated risks and challenges to a standalone company strategy, including pursuit of financing, exercise of the Co-Funding Option, current market and pandemic volatility. The Board weighed these considerations as well as the progress which had been made in negotiations with Sanofi to date, and the Board’s belief that Sanofi’s $100.00 per share in cash likely reflected Sanofi’s best and final offer. Following additional discussion of these various factors, the Board determined that it was in the best interests of Principia and its stockholders to pursue a transaction with Sanofi under the terms of Sanofi’s $100.00 per share proposal. The Board directed management to negotiate for the best terms possible in the forthcoming transaction agreements.

On August 4, 2020, Mr. Babler called Mr. Hudson and shared that the Board had engaged in a robust debate regarding the $100.00 per share proposal. Mr. Babler stated that the Board was willing to move forward with the $100.00 per share proposal, with the understanding that the parties would move to signing in an efficient manner and that any proposed merger agreement would be on reasonably favorable terms.

On August 4, 2020, Cooley and Weil Gotshal & Manges LLP (“Weil”), outside legal counsel to Sanofi, discussed the plan for the draft merger agreement, diligence, and anticipated transaction timing.

On August 5, 2020, Sanofi and its advisors, including Weil, were granted access to Principia’s virtual data room.

From August 5, 2020 to August 14, 2020, as requested by Sanofi following review of data room materials, members of the management team and Principia’s advisors engaged in business, clinical, financial and legal due diligence calls with Sanofi, Weil, and Sanofi’s other advisors.

On August 12, 2020, Weil delivered an initial draft of the Merger Agreement to Cooley in connection with Sanofi’s $100.00 per share proposal. The initial draft of the Merger Agreement contemplated, among other things: (a) the possibility that certain key stockholders of Principia would execute support agreements simultaneously with the execution of the Merger Agreement, and (b) a termination fee of 4.0% of the equity value of Principia in the event of entry by Principia into a superior proposal.

On August 13, 2020, Cooley and Weil discussed timing and other aspects of the anticipated transaction process. Cooley indicated to Weil that Principia would expect, simultaneously with Principia signing a merger agreement with Sanofi, an amendment to the Sanofi License Agreement that would extend the period during which Principia could exercise its Co-Funding Option in the event that the merger agreement were terminated in accordance with its terms (the Co-Funding Option Extension Agreement described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Sanofi License Agreement”).

On August 14, 2020, Cooley sent a revised draft of the Merger Agreement to Weil, with revisions that included: (a) removing the reference to certain key stockholders of Principia executing support agreements simultaneously with the execution of the Merger Agreement, and (b) a termination fee of 3.25% of the equity value of Principia in the event of entry by Principia into a superior proposal. Cooley also provided a draft of the Co-Funding Option Extension Agreement to Weil.

That afternoon, the Board held a meeting with management and representatives of Cooley. Management provided an update on the discussions and diligence process with Sanofi, an update on stock analyst reports on Principia, and the upward trends in Principia’s stock price. Cooley reviewed the fiduciary duties attendant to a strategic transaction process and discussion ensued. The Board and management then further discussed Sanofi’s $100.00 per share proposal and whether it remained an appropriate valuation for the sale of Principia and in the best interest of Principia and its stockholders given the trends outlined by management. The Board determined to reflect on such matters and resume discussion later that evening with Principia’s financial advisors.

Later that evening, the Board held another meeting, with management and representatives of Cooley, Centerview and BofA Securities. Mr. Babler provided an update on the status of the potential strategic transaction with Sanofi. Representatives of Centerview reviewed for the Board certain financial aspects of Sanofi’s $100.00 per share proposal and the Case A Projections. After discussion of the Projections more broadly, consistent with the view of Principia management that the Case A Projections then reflected the best currently available estimates and good faith judgments of management as to the future financial performance of Principia on a risk adjusted basis, the Board directed each of Centerview and BofA Securities, respectively, to use the Case A Projections in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses in connection with Sanofi’s $100.00 per share proposal. Representatives of Cooley described certain material terms and proposed changes to the draft Merger Agreement, including (a) the deletion of support agreements from key stockholders, (b) reduction of the termination fee from 4.0% to 3.25% of the equity value of Principia in the event of entry by Principia into an alternative proposal, (c) the anticipated timeline of the transaction, (d) deal certainty and the inclusion of certain COVID-19-related carveouts and (e) covenants related to treatment of employees. Representatives of Cooley then described the preliminary calculations that had been conducted in connection with the excise tax potentially payable by certain members of Principia management as a result of the anticipated transaction under Internal Revenue Code Section 4999 and the concept of gross-up payments for any related taxes payable with respect to the payments of such excise taxes (such arrangements, “280G gross-up arrangements”). After discussion and review of the preliminary excise tax and gross-up estimates, the Board determined to provide 280G gross-up arrangements for affected members of Principia management. The Board meeting continued in executive session, during which the Board further discussed Sanofi’s $100.00 per share proposal, including whether it remained an appropriate valuation for the sale of Principia and in the best interests of Principia and its stockholders. The Board considered Principia’s recent stock price appreciation, increased sell-side analyst price targets, and unsolicited investor outreach in support of Principia’s standalone plan following the July 16th media reports, as well as whether Sanofi’s $100.00 per share proposal reflected Sanofi’s best and final offer, and the possibility that Sanofi would terminate discussions if Principia requested an increased price from Sanofi or delayed the transaction. After discussion, the Board directed Mr. Babler to contact Mr. Hudson the following day and state that in order to move expeditiously towards the anticipated announcement date, the Board was requesting that Sanofi increase its offer to $105.00 in cash per share of Principia common stock.

In the morning of August 15, 2020, Mr. Babler contacted Mr. Hudson and explained that after Board discussion, given developments since Sanofi’s $100.00 per share proposal, including Principia’s stock appreciation, increased price targets from stock analysts, and unsolicited investor outreach in support of Principia’s standalone plan following the July 16th media reports, the Board requested Sanofi to increase its offer to $105.00 per share. Mr. Hudson replied that he would need to confer internally and would respond to Mr. Babler shortly.

Later that morning, Mr. Hudson contacted Mr. Babler and reaffirmed that Sanofi’s $100.00 per share proposal represented Sanofi’s best and final offer, and that further requests from Principia to increase the offer would put the potential transaction at substantial risk.

That afternoon, the Board held a meeting with management and representatives of Cooley. Mr. Babler provided an update on the conversation with Mr. Hudson. The Board discussed and agreed that Sanofi’s $100.00 per share proposal represented Sanofi’s best and final offer, and that there was not further room to negotiate on price without putting the transaction at risk. For the reasons described more fully in “—Reasons for Recommendation”, the Board determined that Principia management and its representatives should continue to work on finalizing the transaction documentation in connection with Sanofi’s $100.00 per share proposal, and directed Mr. Babler to communicate to Mr. Hudson that the Board was supportive of Sanofi’s $100.00 per share proposal and that the parties should continue to finalize matters in anticipation of announcing the transaction on August 16, 2020.

Later that afternoon, Mr. Babler contacted Mr. Hudson and relayed the message from the Board.

On the afternoon of August 16, 2020, the Board held a meeting with management and representatives of Cooley, Centerview and BofA Securities, to review the final Sanofi $100.00 per share proposal. Centerview reviewed with the Board Centerview’s financial analysis of Sanofi’s $100.00 per share proposal and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the $100.00 per share in cash to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “—Opinion of Centerview Partners LLC”.

Representatives of BofA Securities reviewed with the Board BofA Securities’ financial analysis of Sanofi’s $100.00 per share proposal and delivered to the Board the oral opinion of BofA Securities, which was confirmed by delivery of a written opinion dated August 16, 2020, to the effect that, as of that date and based on and subject to various assumptions and limitations described in the written opinion, the $100.00 per share in cash to be received in the Transactions by holders of Shares (other than holders of Excluded Shares) was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “—Opinion of BofA Securities, Inc.” Thereafter, Centerview confirmed to the Board that there were no updates to the relationships disclosure letter previously delivered by Centerview to the Board, and BofA Securities reviewed with the Board its updated relationship disclosure memorandum. Following the presentations by Centerview and BofA Securities, Cooley reviewed with the Board fiduciary duties applicable in connection with a strategic transactions process, and reviewed certain material terms of the draft Merger Agreement and related transactions, including (a) that no support agreements would be required from Principia stockholders, (b) the 3.5% termination fee to be paid by Principia to Sanofi in certain limited circumstances, including in the event Principia were to terminate the Sanofi transaction in order to accept a Superior Offer from another party, (c) the conditions to consummation of the Offer and the Merger, (d) that Principia and Genzyme Corporation would enter into the Co-Funding Option Extension Agreement simultaneously with execution of the Merger Agreement and (e) certain employee related matters, including that Sanofi intended to cap the 280G gross-up arrangements at an amount below the $10,000,000 aggregate cap proposed by the Company and that was estimated to provide appropriate coverage for the members of the Principia management team subject to such arrangements. The Board asked questions and discussion ensued, including the current status of the negotiation between the parties regarding the 280G gross-up arrangements. The Board directed Cooley, Centerview and BofA Securities to convey to Sanofi that the Board expected the proposed 280G gross-up arrangements to be capped at the level proposed by the Company, and the Board adjourned the meeting and determined to reconvene the meeting after such arrangements were agreed to by the parties.

Shortly after the Principia Board meeting adjourned, representatives of Cooley, Centerview and BofA Securities communicated to Weil, Sanofi and Evercore that the Board had adjourned the meeting and would not reconvene until Sanofi agreed to the cap proposed by the Company with respect to the 280G gross-up arrangements. Soon thereafter, Weil contacted Cooley to confirm that Sanofi would accept such cap.

Later that evening, the Board reconvened the meeting with management and representatives of Cooley, Centerview and BofA Securities. Cooley informed the Board that Sanofi had agreed to the 280G gross-up arrangements proposed by the Company, subject to a $10,000,000 cap, and that Sanofi was prepared to execute the Merger Agreement. The Board then discussed the potential transaction with Sanofi, and, after carefully considering the matters discussed during that meeting and prior meetings of the Board (for more information, see the section titled “ —Reasons for the Merger”), including the Board’s belief that (a) as a result of an active negotiating process, Principia had obtained Sanofi’s best offer, (b) there was substantial risk of losing Sanofi’s final offer of $100.00 per Share if Principia continued to pursue a higher price, (c) based on the conversations and negotiations with Sanofi, the Offer Price of $100.00 per Share represented the highest price reasonably obtainable by Principia under the circumstances, and (d) there was unlikely to be another acquiror of Principia willing to pay a higher price, based on the absence of any contact from potential acquirors following the July 16th reported rumors and the lack of interest in a strategic transaction with Principia from the three international pharmaceutical companies that the Board identified as most likely to complete such a strategic transaction, the Board unanimously (i) determined that the Merger Agreement, the Co-Funding Extension Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) and any other relevant provision of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer.

Soon after the meeting and later that same night, Principia and Sanofi executed the Merger Agreement and Principia and Genzyme Corporation executed the Co-Funding Extension Agreement.

On August 17, 2020 Paris time, the parties issued a joint press release announcing the transaction.

(ii) Reasons for Recommendation

The Board carefully considered the Offer, the Merger and the Transactions, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below. The Board has unanimously determined that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interest of Principia and its stockholders and recommends, on behalf of Principia, that Principia’s stockholders accept the Offer and tender their Shares pursuant to the Offer, for the following reasons:

•

Financial Terms of the Offer & Certainty of Value. The Board considered the aggregate value and form of the consideration to be received in the Offer and the Merger by Principia’s stockholders, and considered among other things:

•

the current and historical market prices of the Shares, including the market performance of the Shares relative to general market indices, and the fact that the cash Offer Price of $100.00 per Share represents: (i) a premium of ~61% to the volume weighted average price for the Shares for the 30 calendar day period ended on July 15, 2020, the last full trading day prior to the release of an article in Bloomberg News on July 16, 2020 speculating on Sanofi’s potential interest in acquisition targets, including Principia; (ii) a premium of ~35% to the closing price of Principia’s common stock of $74.14 on July 15, 2020, the last full trading day prior to the release of an article in Bloomberg News on July 16, 2020 speculating on Sanofi’s potential interest in acquisition targets, including Principia; (iii) a premium of ~67% to the closing price of Principia’s common stock of $60.02 on June 8, 2020, the last full trading day prior to Sanofi’s offer on June 9, 2020; and (iv) a premium of ~10% to the closing price of Principia’s common stock of $90.74 on August 14, 2020, the last full trading day before the Transactions were approved by the Board and disclosed publicly;

•

the Board’s belief that (i) as a result of an active negotiating process, Principia had obtained Sanofi’s best offer, (ii) there was substantial risk of losing Sanofi’s final offer of $100.00 per Share if Principia continued to pursue a higher price and (iii) based on the conversations and negotiations with Sanofi, as of the date of the Merger Agreement, the Offer Price of $100.00 per Share represented the highest price reasonably obtainable by Principia under the circumstances;

•

the terms of the Sanofi License Agreement, pursuant to which, among other things, Principia exclusively licenses PRN2246/SAR442168 and certain backup molecules to a wholly owned affiliate of Sanofi for development in multiple sclerosis and certain other central nervous system diseases, which terms create challenges for companies other than Sanofi which may seek to engage in a business combination with Principia;

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the Board’s belief that there was unlikely to be another acquiror of Principia willing to pay a higher price than Sanofi’s final offer of $100.00 per Share, based on (i) the absence of any contact from potential acquirors following release of the article in Bloomberg News on July 16, 2020 speculating on Sanofi’s potential interest in acquisition targets, including Principia, and (ii) the fact that Principia had reached out to the three large international pharmaceutical companies, other than Sanofi, that the Board believed most likely to be interested in acquiring Principia and capable of delivering an attractive valuation to Principia’s stockholders, and that each such party declined to participate in a potential transaction process;

•	the fact that the consideration to be paid in the Offer and the Merger is payable solely in cash, which allows Principia’s stockholders to realize immediate and certain value in respect of their

Shares, especially when viewed against the internal and external risks and uncertainties associated with certain macroeconomic conditions (as more fully described below), including the COVID-19 pandemic, and the potential impact of such risks and uncertainties on a standalone strategy and trading price of the Shares:

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the uncertainty related to the spread of the COVID-19 pandemic and the potential consequences of such pandemic on the financial markets and Principia’s current and future business and operations; which may include decreases and delays in supplier, vendor and collaboration partner interactions as a result of government restrictions such as shelter-in-place orders and other restrictions due to COVID-19; delays in interactions with and responses from governmental authorities; delays in clinical trials, disruptions in the operations of third-party manufacturers, clinical research organizations, licensing partners and other third parties upon whom Principia relies, the availability or cost of materials, which could damage Principia’s supply chain or otherwise limit its ability to obtain sufficient materials to manufacture Principia’s drug candidates to be used in clinical trials; and

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the current state of the U.S. and global economies, including the increased volatility resulting from escalating political and global trade tensions, and the current and potential impact in both the near term and long term on the pharmaceutical industry and Principia’s pre-commercial operations and the future commercialization efforts required if rilzabrutinib or any of Principia’s other drug candidates are approved for sale, including the numerous risks, costs and uncertainties associated with research, development and commercialization of drug candidates that Principia may develop, all of which risks are enhanced by the COVID-19 pandemic and may remain present following the resolution of the COVID-19 pandemic;

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the oral opinion of Centerview, subsequently confirmed in writing, rendered to the Board, to the effect that, as of August 16, 2020 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Centerview in preparing the opinion, as set forth therein, the consideration to be paid to Principia’s stockholders (other than as specified in such opinion) in the proposed Offer and the Merger was fair, from a financial point of view, to such stockholders (as more fully described in the section entitled “—Opinion of Centerview Partners LLC). The full text of the written opinion of Centerview, dated August 16, 2020, which set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, have been included as Annex I to this Schedule 14D-9 and is incorporated herein by reference; and

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the opinion of BofA Securities, dated August 16, 2020, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Shares (other than holders of Excluded Shares) of the Offer Price to be received by such holders (as more fully described below in the section entitled “—Opinion of BofA Securities, Inc.”). The full text of the written opinion of BofA Securities, dated August 16, 2020, which set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, has been included as Annex II to this Schedule 14D-9 and is incorporated herein by reference.

•	Likelihood and Speed of Consummation of the Offer and Merger: The Board considered the likelihood that the Transactions will be consummated in a timely manner, including:

•	the financial strength of Sanofi and its ability to fund the Offer Price with cash on hand;

•	the absence of any financing condition in the Merger Agreement;

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the business reputation and capabilities of Sanofi, including Sanofi’s track record of successfully completing merger and acquisition transactions and its ability to successfully commercialize drug candidates;

•	the likelihood of obtaining required regulatory approvals;

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the limited nature of the conditions to Sanofi’s obligations to consummate the Offer and the Merger, including the definition of “Material Adverse Effect” that includes COVID-19 related carveouts and the exclusion of certain regulatory, clinical and related matters relating to the products of Principia and Sanofi, provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 11 (The Merger Agreement; Other Agreements) of the Offer to Purchase;

•

the fact that the completion of the Offer is conditioned on meeting the Minimum Condition (as defined below under “Item 8. Additional Information—Stockholder Approval Not Required”), which condition cannot be changed, modified or waived without the prior written consent of Principia; and

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the structure of the transaction as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before Principia’s stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

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Opportunity to Receive Unsolicited Alternative Proposals, Terminate the Merger Agreement in Order to Accept a Superior Proposal, and to extend the Co-Funding Option in the Event the Merger Agreement is Terminated. The Board considered the following:

•	Principia’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;

•

the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee of $128,828,000, which amount the Board believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals;

•

the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that Principia’s stockholders tender their Shares to Sanofi pursuant to the Offer in certain circumstances, including in connection with a superior offer or a material event or development constituting a change in circumstances, subject to payment of the termination fee; and

•

the extension, simultaneous with the execution of the Merger Agreement, of the time period under the Sanofi License Agreement during which Principia may exercise its Co-Funding Option after the termination of the Merger Agreement in accordance with its terms.

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Product Development and Commercialization Risks. The Board’s assessment of Principia’s prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in Principia’s business, including:

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the fact that Principia has never commercialized a product and the fact that Principia’s lead product development candidate, rilzabrutinib, has not yet been approved for marketing by the U.S. Federal and Drug Administration (“FDA”) or by any similar non-U.S. regulatory body, as well as the status and prospects for Principia’s current pipeline of other drug candidates, and the risks inherent in the research, development, regulatory review and potential future commercialization of these drug candidates;

•	the significant risks and challenges associated with commercializing each of rilzabrutinib and PRN473 Topical, including product development and pre-commercial operations, the costs associated with successfully scaling commercial operations globally, the possible failure or delays of current or future preclinical studies or clinical trials and the risk that Principia is unable to generate adequate product revenue or achieve profitability;

•

in the event that Principia were to exercise its Co-Funding Option, the costs and challenges associated with Principia’s capped share of the Phase 3 development costs for development in MS and for the potential expansion of SAR442168 applications to address other central nervous system diseases and therapeutic areas, Principia’s share of commercialization expenses, if SAR442168 is approved and the downside if Sanofi is unable to commercialize SAR442168 or expand its applications;

•

risk in the ability to make and collect milestones, royalty or other payments to be paid or received by Principia, under any license or collaboration agreements, and the need to rely on such future milestones and royalty or profit/loss payments/costs if Sanofi is unable to commercialize PRN2246/SAR442168;

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the outcome, timing and costs of bringing Principia’s oral BTK inhibitor rilzabrutinib to market and risks if we are unable to maximize its potential across a range of immunology and inflammation indications;

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the reliance on third parties or partners, including Sanofi, to conduct clinical trials and the risks and costs of hiring additional personnel as Principia’s pre-commercial and clinical activities increase;

•	the risks and costs of developing a commercial infrastructure in anticipation of obtaining marketing approval;

•	the outcome, timing and costs of seeking regulatory and marketing approvals for Principia’s drug candidates and other product development programs; and

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risks and potential delays relating to the manufacturing and supply of Principia’s drug candidates and future drug candidates for clinical trials and in preparation for commercialization, the risk of reliance on suppliers, including due to the failure to comply with manufacturing regulations.

In addition to the foregoing product development and commercialization risks, the Board considered Sanofi’s significant resources, commitment to research and development and track record of successfully commercializing other drug candidates, and its ability to potentially bring rilzabrutinib to market in a shorter time period, explore more indications for each of Principia’s development candidates and, if approved, provide them to larger patient populations.

•

Future Funding. The Board took into consideration that as a standalone company Principia would need to seek additional funding through future equity, royalty and/or debt financings or additional collaborations or strategic partnerships, and any such fundraising could have a highly dilutive effect on Principia’s existing stockholders, could require Principia to enter into restrictive covenants, might only be available on unfavorable terms, or might not be available at all.

The Board also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following:

•

the fact that the Offer Price, while providing relative certainty of value, would not allow Principia’s stockholders to participate in the possible growth and potential future earnings of Principia following the completion of the Transactions, including potential positive outcomes in Principia’s drug candidates, which could result if Principia remained an independent, publicly traded company;

•

the fact that the pendency of the Merger may cause Principia to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with Principia and the effect of such disruptions on Principia’s operating results in the event that the Transactions are not consummated in a timely manner;

•	the potential risk of diverting management attention and resources from the operation of Principia’s business and towards completion of the Offer and the Merger;

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the interests of Principia’s executive officers and directors and the fact that Principia’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of Principia’s stockholders, generally, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Principia and its Executive Officers, Directors and Affiliates” above;

•	the costs involved in connection with entering into and completing the Transactions and related actions;

•

the risk that the Offer and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior offer) on:

•

the trading price of Principia’s common stock, which could be adversely affected by many factors, including (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Principia, (ii) the possibility that the marketplace would consider Principia to be an unattractive acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of a termination of the Merger Agreement;

•	Principia’s ability to attract and retain key personnel and other employees;

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Principia’s relationships with its employees, vendors and partners and others that do business or may do business in the future with Principia, including management and certain other employees who will have expended considerable time and effort to consummate the Transactions; and

•	Principia’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

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the effect of the non-solicitation provisions of the Merger Agreement that restrict Principia’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Principia, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Principia will be required to pay a termination fee of $128,828,000, which could discourage certain alternative proposals for an acquisition of Principia within 12 months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

•	the fact that the gain realized by Principia’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•

the effect of the restrictions in the Merger Agreement on the conduct of Principia’s business prior to the consummation of the Merger, which may delay or prevent Principia from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action Principia would otherwise take with respect to the operations of Principia absent the pending Merger; and

•	other risks of the type and nature as further described below in the section captioned “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” below.

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Principia and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (iii) approved the execution, delivery and performance by Principia of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of Principia tender their Shares to Purchaser pursuant to the Offer.

The foregoing discussion of the Board’s reasons for its recommendation that Principia’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, Principia’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of Principia’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

(iii) Certain Financial Projections

Principia does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections.

However, in connection with the review of potential strategic alternatives, including Principia’s evaluation of the Merger, our senior management, at the direction of the Board, prepared unaudited, long-range financial projections (collectively, the “Projections”). Our senior management modeled two scenarios, including (a) a case that assumed (i) a loss of patent exclusivity of rilzabrutinib in 2036, (ii) market penetration of rilzabrutinib of 25%-30% across patients with higher unmet need, (iii) a loss of patent exclusivity of PRN2246 in 2038, and (iv) that Principia exercised its Co-Funding Option (collectively, the “Case A Projections”) and (b) a case (the “Case B Projections”) that included each of the assumptions in the Case A Projections listed above in clauses (i)-(iv), and which case differed primarily from the Case A Projections in relation to rilzabrutinib’s addressable patient population, with the Case B Projections reflecting upside assumptions of higher prevalence in certain indications and penetration into earlier lines of therapy.

Principia management provided the Projections to our Board and to Centerview and BofA Securities and, consistent with the view of Principia management that the Case A Projections then reflected the best currently available estimates and good faith judgments of management as to the future financial performance of Principia on a risk adjusted basis, our Board directed each of Centerview and BofA Securities, respectively, to use the Case A Projections in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses. The Projections were not provided to Sanofi or Purchaser in connection with their evaluation of the Transactions.

The Projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. The non-GAAP financial measures used in the Case A Projections were relied upon by the Board in connection with its consideration of the Offer, the Merger and the Offer Price and were approved by the Board for use by each of Centerview and BofA Securities in connection with its respective financial analyses and opinion. While Principia believes that such non-GAAP financial measures provide useful supplemental information in analyzing Principia’s financial results, there are limitations associated with the use of such financial measures. Such non-GAAP measures as used by Principia may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Transactions if the disclosure is included in a document such as this

Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board or Principia’s financial advisors in connection with the Offer or the Merger. Accordingly, Principia has not provided a reconciliation of the financial measures included in the Projections to the relevant GAAP financial measures. The Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.

The Projections reflect estimates and assumptions made by Principia’s management with respect to general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Principia’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on Principia’s business and its results of operations. The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the pharmaceutical industry is, in particular, a highly speculative endeavor.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Principia in our public filings with the SEC. The Projections were developed by Principia management on a standalone basis without giving effect to the Merger and the other transactions contemplated by the Merger Agreement, and therefore the Projections do not give effect to Transactions or any changes to our operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the Transactions. Furthermore, the Projections do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context.

The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that Principia or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Our management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.

The information set forth below is included solely to give Principia stockholders access to certain financial projections that were made available to our Board, Centerview and BofA Securities and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose.

The following tables set forth a summary of each of the risk adjusted Case A Projections and the Case B Projections:

Projections – Case A

(dollars in millions)

	Fiscal Year Ending December 31,
($ millions)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E
Risk Adjusted Net Revenue	$125	$20	$20	$8	$74	$208	$519	$953	$1,250	$1,721	$2,178	$2,492	$2,674	$2,792	$2,876	$2,955	$2,785	$1,980	$1,562	$877	$480	$200

EBIT(1)	$(58)	$(207)	$(236)	$(248)	$(148)	$(0)	$286	$637	$836	$1,220	$1,585	$1,833	$1,972	$2,061	$2,123	$2,182	$2,077	$1,556	$1,276	$692	$365	$148

In addition, at the direction of Principia management, each of Centerview and BofA Securities calculated, from the Case A Projections which were approved for use by the Board, and based on information and assumptions provided by Principia management, unlevered free cash flow as set forth below, reviewed and approved by Principia management for use by each of Centerview and BofA Securities in connection with their respective financial analyses and opinion.

	2020(2)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E
Unlevered Free Cash Flow (excludes NOL Usage) (3)	$19	$(207)	$(236)	$(249)	$(151)	$(8)	$208	$477	$630	$930	$1,221	$1,427	$1,545	$1,620	$1,671	$1,718	$1,661	$1,312	$1,048	$563	$304	$135

Projections – Case B

(dollars in millions)

	Fiscal Year Ending December 31,
($ millions)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E
Risk Adjusted Net Revenue	$125	$20	$20	$10	$81	$236	$612	$1,140	$1,542	$2,127	$2,695	$3,108	$3,376	$3,564	$3,712	$3,851	$3,590	$2,346	$1,716	$942	$507	$212

EBIT(1)	$(65)	$(214)	$(242)	$(248)	$(143)	$24	$355	$767	$1,038	$1,498	$1,939	$2,255	$2,453	$2,590	$2,696	$2,795	$2,630	$1,812	$1,390	$743	$388	$157

(1)

EBIT (i.e., earnings before interest and taxes) refers to Principia’s risk adjusted gross profit less total operating expenses (including research and development expense, sales and marketing expense, and general and administrative expense and treating stock based compensation as a cash expense).

(2)	Calculated from July 1, 2020 through December 31, 2020.
(3)

Unlevered free cash flow is defined as EBIT, less taxes, plus depreciation and amortization, less capital expenditures and less changes in net working capital. Assumes (a) stock based compensation will be approximately 15% of operating expenses, (b) depreciation and amortization will be 1% of risk-adjusted operating expenses, (c) capital expenditures will be 1% of risk-adjusted operating expenses, (d) net working capital will be 10% of year over year change in product revenue (excluding PRN2246 collaboration revenue), and (e) a tax rate of 21.0%.

(iv) Opinion of Centerview Partners LLC

Principia retained Centerview as financial advisor to the Board in connection with the Transactions. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares) of the Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On August 16, 2020, Centerview rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated August 16, 2020, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of

Principia as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated August 16, 2020, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of Principia for the years ended December 31, 2019 and December 31, 2018;

•	the Registration Statement on Form S-1 (as amended) of Principia;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Principia;

•	certain publicly available research analyst reports for Principia;

•	certain other communications from Principia to its stockholders; and

•

the Projections and certain other internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Principia, including certain financial forecasts, analyses and projections relating to Principia prepared by management of Principia and furnished to Centerview by Principia for purposes of Centerview’s analysis, which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Principia regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data for Principia and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Principia’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Principia’s direction, that the Internal Data (including, without limitation, the Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Principia as to the matters covered thereby and Centerview relied, at Principia’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Principia’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Principia, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Principia. Centerview assumed, at Principia’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at Principia’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Principia, or the ability of Principia to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Principia’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Principia or in which Principia might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Principia or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Principia or any party, or class of such persons in connection with the Transactions, whether relative to the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Principia as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated August 16, 2020. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Principia. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Principia or any other parties to the Transactions. None of Principia, Sanofi, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Principia do not purport to be appraisals or reflect the prices at which Principia may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 14, 2020 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed certain financial information of Principia and compared it to corresponding financial information of certain publicly traded biopharmaceutical companies that Centerview selected based on its experience and professional judgment (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion). Although none of the selected companies is directly comparable to Principia, the companies listed below were chosen by Centerview because, among other reasons, they are publicly traded biopharmaceutical companies with certain operational, business or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Principia.

However, because none of the selected companies is exactly the same as Principia, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of Principia and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of August 14, 2020, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents), which is referred to, with respect to the selected companies, as “Enterprise Value.”

The selected companies are summarized below:

•	Adaptimmune Therapeutics PLC

•	Arena Pharmaceuticals, Inc.

•	Arrowhead Pharmaceuticals, Inc.

•	Dicerna Pharmaceuticals, Inc.

•	Kodiak Sciences, Inc.

•	Momenta Pharmaceuticals, Inc.

•	Springworks Therapeutics, Inc.

•	Turning Point Therapeutics, Inc.

Median Enterprise Value (in billions): $2.0

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Enterprise Values of $1.5 billion to $3.0 billion. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Principia and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Enterprise Values and adding to it Principia’s net cash of $317 million as of June 30, 2020 and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding In-the-Money Options and Warrants) as of August 14, 2020 as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $51.00 to $90.55, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price of $100.00 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transaction Analysis

Centerview reviewed and compared certain information relating to the following selected biopharmaceutical transactions that Centerview, based on its experience and professional judgment (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion), deemed relevant to consider in relation to Principia and the Transactions. Although none of the selected transactions is directly comparable to the Transactions, the transactions listed below were chosen by Centerview because, among other reasons, their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business or financial characteristics that, for purposes of this analysis, may be considered similar to those of Principia.

However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of Principia and each target company as well as the Transactions and the selected transactions that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources, as of the last trading date before reports appeared in the media that Sanofi was exploring acquisition targets, including Principia, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction, in each case excluding any contingent payments, which is referred to, with respect to the selected transactions, as “Transaction Value.”

Date Announced	Target	Acquiror
12/02/19	Audentes Therapeutics, Inc.	Astellas Pharma Inc.
10/10/19	Ra Pharmaceuticals Inc.	UCB S.A.
02/25/19	Clementia Pharmaceuticals Inc.	Ipsen S.A.
02/25/19	Spark Therapeutics, Inc.	Roche Holding AG
10/18/18	Endocyte, Inc.	Novartis AG
05/10/18	ARMO BioSciences, Inc.	Eli Lilly and Company
12/22/17	Ignyta, Inc.	Roche Holding AG

Median Transaction Value (in billions): $1.8

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Transaction Values of $2.0 billion to $4.0 billion. In selecting this range of Transaction Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Principia and the target companies included in the selected transactions as well as the Transactions and the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Transaction Values and adding to it Principia’s net cash of $317 million as of June 30, 2020 and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding In-the-Money Options and Warrants) as of August 14, 2020 and as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $64.55 to $116.50, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price of $100.00 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Principia based on the Projections and the calculations of risk adjusted, after-tax unlevered free cash flows set forth in the Projections (for purposes of the financial analyses summarized below, the term “Projections” refers to Case A of the Projections as described in the section entitled “—Certain Financial Projections”). A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2020 using discount rates ranging from 10.0% to 12.0% (reflecting Centerview’s analysis of Principia’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Principia over the period beginning on July 1, 2020 and ending on December 31, 2041, utilized by Centerview as set forth in the Projections, (ii) an implied terminal value of Principia, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2041 at a rate of free cash flow decline of 75% year over year, as directed by Principia’s management, (iii) tax savings from usage of Principia’s federal net operating losses of $154 million as of December 31, 2019 and future losses and (b) adding to the foregoing results Principia’s net cash of $317 million as of June 30, 2020, plus an assumed equity raise of $250 million in 2020 as set forth in the Projections, and the present value of the estimated costs associated with additional future equity raises set forth in the Projections. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding In-the-Money Options and Warrants) as of August 14, 2020, taking into account the expected dilution associated with the assumed equity raise of $250 million in 2020, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $92.60 to $114.40, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price of $100.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Historical closing trading prices of the Shares during the 52-week period ended July 15, 2020 (the last trading day before reports appeared in the media that Sanofi was exploring acquisition targets, including Principia), which reflected low and high stock closing prices for Principia during such period of $26.79 to $74.14 per share, and the low and high stock closing prices for Principia between July 16, 2020 and August 14, 2020 (the last trading day before the public announcement of the Transaction) of $83.49 to $91.89 per share.

•

Analyst Price Target Analysis. Stock price targets for the Shares in publicly available Wall Street research analyst reports as of (i) July 15, 2020 (the last trading day before reports appeared in the media that Sanofi was exploring acquisition targets, including Principia), which indicated low and high stock price targets for Principia ranging from $72.00 to $100.00 per share and (ii) August 14, 2020 (the last trading day before the announcement of the Transactions), which indicated low and high stock price targets for Principia ranging from $72.00 to $130.00 per share.

•

Premia Paid Analysis. An analysis of premiums paid in the selected transactions involving publicly traded biopharmaceutical companies, as set forth above in “—Summary of Centerview Financial Analysis—Selected Precedent Transaction Analysis,” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to (i) the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction and (ii) the volume weighted average trading price of the target company’s common stock for the 30 days prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Centerview applied a range of 50% to 90% to Principia’s closing stock price on June 8, 2020 (the last trading day before Principia’s receipt of the initial offer from Sanofi) of $60.02, which resulted in an implied price range of approximately $90.05 to $114.05 per Share, rounded to the nearest $0.05. Centerview applied a range of 50% to 90% to Principia’s volume weighted average trading price during the 30-day period ended July 15, 2020 (the last trading day before reports appeared in the media that Sanofi was exploring acquisition targets, including Principia) of $62.09, which resulted in an implied price range of approximately $93.15 to $117.95 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of Principia with respect to the Merger Consideration or as to whether the would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Principia and Sanofi and was approved by the Board. Centerview provided advice to Principia during these negotiations. Centerview did not, however recommend any specific amount of consideration to Principia or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion except for Centerview’s current engagement, Centerview has not been engaged to provide financial advisory or other services to Principia, and Centerview has not received any compensation from Principia during such period. In the two years prior to the date of its written opinion, Centerview has not been engaged to provide financial advisory or other services to Sanofi, and Centerview has not received any compensation from Sanofi during such period. Centerview may provide financial advisory and other services to or with respect to Principia or Sanofi or their respective affiliates in the future, for which Centerview may receive compensation. Certain of (i) Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) Centerview affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Principia, Sanofi, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board, Principia has agreed to pay Centerview an aggregate fee of approximately $35 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion and approximately $33.5 million of which is payable contingent upon consummation of the Transactions. In addition, Principia has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

(v) Opinion of BofA Securities, Inc.

Principia retained BofA Securities to act as a financial advisor to Principia in connection with the Transactions. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Principia selected BofA Securities to act as a financial advisor to Principia in connection with the Transactions on the basis of BofA Securities’ experience in transactions similar to the Transactions, its reputation in the investment community and its familiarity with Principia and its business.

On August 16, 2020, at a meeting of the Board held to evaluate the Transactions, representatives of BofA Securities delivered to the Board the oral opinion of BofA Securities, which was confirmed by delivery of a written opinion dated August 16, 2020, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the written opinion, the Offer Price to be received in the Transactions by holders of Shares (other than holders of Excluded Shares) was fair, from a financial point of view, to such holders.

The full text of BofA Securities’ written opinion to the Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex II to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The following summary of BofA Securities’ opinion is qualified in its entirety by reference to the full text of the written opinion. BofA Securities delivered its opinion to the Board for the benefit and use of the Board (in its capacity as such) in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. BofA Securities’ opinion does not address any other aspect or implication of the Transactions and no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to Principia or in which Principia might engage or as to the underlying business decision of Principia to proceed with or effect the Transactions. BofA Securities’ opinion does not constitute a recommendation to any stockholder as to whether any stockholder should tender their Shares in the Offer or how any stockholder should act in connection with the Transactions or any other matter.

In connection with rendering its opinion, BofA Securities has, among other things:

(1)	reviewed certain publicly available business and financial information relating to Principia;

(2)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Principia furnished to or discussed with BofA Securities by the management of Principia, including certain financial forecasts relating to Principia prepared by the management of Principia (the Case A Projections, as defined and summarized above under the caption “—Certain Financial Projections”);

(3)

reviewed and discussed with the management of Principia its estimates of the amount and utilization of certain net operating losses of Principia (referred to in this section, collectively, as the “NOLs”);

(4)	discussed the past and current business, operations, financial condition and prospects of Principia with members of senior management of Principia;

(5)	discussed with the management of Principia its assessments as to the product candidates of Principia, including the likelihood of technical, clinical and regulatory success of such product candidates;

(6)	reviewed the trading history for the Shares and a comparison of that trading history with the trading histories of other companies BofA Securities deemed relevant;

(7)	compared certain financial and stock market information of Principia with similar information of other companies BofA Securities deemed relevant;

(8)	compared certain financial terms of the Transactions to financial terms, to the extent publicly available, of other transactions BofA Securities deemed relevant;

(9)

considered the results of the efforts undertaken on behalf of Principia to solicit, at the direction of Principia, indications of interest from third parties with respect to a possible acquisition of Principia;

(10)	reviewed an execution version, provided to BofA Securities on August 16, 2020, of the Merger Agreement; and

(11)	performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.

In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of Principia that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Case A Projections and NOLs, BofA Securities was advised by Principia, and assumed, at the direction of the Board, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Principia as to the future financial performance of Principia. BofA Securities relied, at the direction of Principia, on the assessments of the management of Principia as to the ability of Principia to utilize the NOLs. BofA Securities also relied, at the direction of Principia, on the assessments of the management of Principia as to the product candidates of Principia, including the likelihood of technical, clinical and regulatory success of such product candidates. BofA Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Principia or any other entity, nor did it make any physical inspection of the properties or assets of Principia or any other entity. BofA Securities also did not evaluate the solvency or fair value of Principia or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of Principia, that the Transactions would be consummated in accordance with their terms and in compliance with all applicable laws, relevant documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on the Transactions or the contemplated benefits thereof. BofA Securities also assumed, at the direction of Principia, that the final executed Merger Agreement would not differ in any material respect from the execution version of the Merger Agreement reviewed by BofA Securities.

BofA Securities expressed no view or opinion as to any terms or other aspects or implications of the Transactions (other than the Offer Price to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Transactions or any arrangements, agreements or understandings entered into in connection with or related to the Transactions or otherwise. BofA Securities’ opinion was limited to the fairness, from a financial point of view, of the Offer Price to be received by holders of the Shares (other than holders of Excluded Shares) and no opinion or view was expressed with respect to any consideration received in connection with the Transactions by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the Transactions or any related entities, or class of such persons, relative to the Offer Price or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to Principia or in which Principia might engage or as to the underlying business decision of Principia to proceed with or effect the Transactions. In addition, BofA Securities expressed no view or opinion with respect to, and it relied, with the consent of Principia, upon the assessments of Principia and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to Principia or any other entity and the Transactions (including the contemplated benefits thereof) as to which it understood that Principia obtained such advice as it deemed necessary from qualified professionals. BofA Securities further expressed no opinion or recommendation as to whether any stockholder should tender their Shares in the Offer or how any stockholder should act in connection with the Transactions or any related matter.

BofA Securities’ opinion was necessarily based on financial, economic, monetary, market, tax and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. It should be understood that subsequent developments may affect BofA Securities’ opinion, and BofA Securities does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Securities’ opinion was approved by a fairness opinion review committee of BofA Securities. Except as described in this summary, Principia imposed no other instructions or limitations on the investigations made or procedures followed by BofA Securities in rendering its opinion.

The discussion set forth below in the section entitled “—Summary of Material Company Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Securities to the Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.

Summary of Material Company Financial Analyses.

Selected Publicly Traded Companies Analysis.

BofA Securities reviewed publicly available financial and stock market information of the following eight selected publicly traded biopharmaceutical companies with a lead pharmaceutical product candidate in development for use in the immunology therapeutic area:

•	Allakos, Inc.

•	Apellis Pharmaceuticals, Inc.

•	argenx SE

•	ChemoCentryx, Inc.

•	Galapagos NV

•	Gossamer Bio, Inc.

•	TG Therapeutics, Inc.

•	Viela Bio, Inc.

BofA Securities reviewed, among other things, the enterprise values for each of the selected companies, calculated by multiplying the closing share price of each applicable company as of August 14, 2020 by the number of fully-diluted shares outstanding of the applicable company (determined on a treasury stock method basis based on information in its public filings), and adding to (or subtracting from, as applicable) the result the amount of the applicable company’s net debt (or net cash) (defined as debt, preferred stock and minority interest less cash, cash equivalents and marketable securities) based on information in its public filings, as a multiple of Wall Street analyst consensus estimates of calendar year 2026 probability-of-success adjusted (referred to in this section as “PoS Adjusted”) net revenues for the applicable company. Financial data of the selected companies were derived from their public filings and publicly available Wall Street research analysts’ estimates published by FactSet as of August 14, 2020.

The results of this review were as follows:

Selected Publicly Traded Companies	Enterprise Value / PoS Adjusted 2026E Net Revenue
Top Quartile	2.52x
Mean	2.88x
Median	1.72x
Bottom Quartile	1.42x

Based on BofA Securities’ review of the enterprise values to PoS Adjusted net revenue multiples for the selected companies and on its professional judgment and experience, BofA Securities applied an enterprise value to PoS Adjusted net revenue multiple reference range of 1.40x to 2.50x to Principia management’s estimates of calendar year 2026 PoS Adjusted net revenue as reflected in the Case A Projections, to calculate a range of implied enterprise values for Principia. BofA Securities then calculated an implied equity value per Share reference range (rounded to the nearest $0.05) for Principia by adding to this range of implied enterprise values an estimate of the net cash of Principia as of June 30, 2020, as provided by the management of Principia, and dividing the result by a number of fully-diluted Shares outstanding (calculated on a treasury stock method basis, based on information provided by the management of Principia). This analysis indicated the following approximate implied equity value reference ranges per Share, as compared to the Offer Price and the closing price per Share as of August 14, 2020:

Implied Equity Value Reference Range Per Share	Offer Price	August 14, 2020 Closing Price Per Share
$29.90 – $45.55	$100.00	$90.74

No selected publicly traded company used in this analysis is identical or directly comparable to Principia. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Principia was compared.

Selected Precedent Transactions Analysis.

BofA Securities reviewed, to the extent publicly available, financial information relating to the following nine selected transactions involving acquisitions of publicly traded biopharmaceutical companies with an enterprise value based on the acquisition price of between $1 billion and $6 billion since 2015:

Date	Target	Acquiror
03/02/20	Forty Seven, Inc.	Gilead Sciences, Inc.
12/09/19	ArQule, Inc.	Merck & Co., Inc.
12/02/19	Audentes Therapeutics, Inc.	Astellas Pharma Inc.
10/10/19	Ra Pharmaceuticals Inc.	UCB S.A.
2/25/19	Spark Therapeutics, Inc.	Roche Holdings, Inc.
10/18/18	Endocyte, Inc.	Novartis AG
5/10/18	ARMO Biosciences, Inc.	Eli Lilly and Company
12/22/17	Ignyta, Inc.	Roche Holding AG
11/02/15	Dyax Corp.	Shire plc

BofA Securities reviewed the enterprise values implied for each target company, computed as the aggregate consideration payable in the selected transaction, plus debt, preferred equity and non-controlling interest (as applicable), and less cash and cash equivalents and marketable securities (as applicable) of the target company, as publicly disclosed prior to the announcement of the applicable transaction, as multiples of estimates of the target company’s PoS Adjusted net revenue for the sixth calendar year (referred to in this section as “CY + 6”) following the year in which the applicable transaction was announced, as disclosed by the applicable target company in its public filings made in connection with the applicable transaction. Other financial data relating to each of the selected transactions and target companies were derived from the transaction parties’ public filings.

The results of this review were as follows:

Selected Precedent Transactions	Transaction Value / PoS Adjusted CY + 6 Net Revenue
Top Quartile	5.64x
Mean	6.77x
Median	3.59x
Bottom Quartile	2.98x

Based on BofA Securities’ review of the enterprise values to PoS Adjusted net revenue multiples for the selected transactions and on its professional judgment and experience, BofA Securities applied an enterprise value to PoS Adjusted net revenue multiple reference range of 3.00x to 5.65x to Principia management’s estimates of calendar year 2026 PoS Adjusted net revenue as reflected in the Case A Projections, to calculate a range of implied enterprise values for Principia. BofA Securities then calculated an implied equity value per Share reference range (rounded to the nearest $0.05) for Principia by adding to this range of implied enterprise values an estimate of the net cash of Principia as of June 30, 2020, as provided by the management of Principia, and dividing the result by a number of fully-diluted Shares outstanding (calculated on a treasury stock method basis, based on information provided by the management of Principia). This analysis indicated the following approximate implied equity value reference ranges per Share, as compared to the Offer Price and the closing price per Share as of August 14, 2020:

Implied Equity Value Reference Range Per Share	Offer Price	August 14, 2020 Closing Price Per Share
$52.55 – $88.80	$100.00	$90.74

No selected precedent transaction used in this analysis or the applicable target company is identical or directly comparable to Principia or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions and other factors that could affect the acquisition or other values of the companies or transactions to which Principia and the Transactions were compared.

Discounted Cash Flow Analysis

BofA Securities performed a discounted cash flow analysis of Principia to calculate a range of implied present values per Share utilizing estimates of the standalone, unlevered, after-tax free cash flows Principia was expected to generate over the period from July 1, 2020 through calendar year 2041 based on the Case A Projections. BofA Securities calculated a terminal value for Principia by applying an assumed perpetuity growth rate of negative 75% after calendar year 2041, reflecting guidance provided by the management of Principia, to the terminal year cash flows. The cash flows, the terminal value, and the estimated benefits from Principia’s net operating loss carryforwards as of December 31, 2019 and from Principia’s future losses over the period from calendar year 2020 through calendar year 2025, as reflected in the Case A Projections, were discounted to June 30, 2020, utilizing mid-year discounting convention, and using discount rates ranging from 10.00 % to 12.00%, which were based on an estimate of Principia’s weighted average cost of capital, derived using the capital asset pricing model. BofA Securities then calculated implied per share equity value reference ranges (rounded to the nearest $0.05) for Principia by (i) adding to this range of present values the net cash of Principia as of June 30, 2020 and an estimate of cash proceeds to be received by Principia in connection with a future equity financing assumed to occur in the third quarter of 2020, as reflected in the Case A Projections, (ii) deducting from the result the present value of costs associated with future financings assumed to occur in 2022 and 2024, as reflected in the Case A Projections, discounted to June 30, 2020 utilizing mid-year discounting convention, and using discount rates ranging from 10.00% to 12.00%, reflecting BofA Securities’ estimate of Principia’s weighted average cost of capital and (iii) dividing the result by a number of fully-diluted Shares outstanding (calculated on a treasury stock method basis, based on information provided by the management of

Principia and reflecting additional Shares assumed to be issued in connection with the equity financing assumed to occur in the third quarter of 2020, as reflected in the Case A Projections). This analysis indicated the following approximate implied equity value reference range per Share (rounded to the nearest $0.05) for Principia, as compared to the Offer Price and the closing price per Share as of August 14, 2020:

Implied Equity Value Reference Range Per Share	Offer Price	August 14, 2020 Closing Price Per Share
$92.60 – $114.40	$100.00	$90.74

Other Factors

BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things the following:

52-Week Trading Range. BofA Securities reviewed the trading range of the Shares for the 52-week period ended July 15, 2020, which was $26.79 to $74.14.

Wall Street Analysts Price Targets. BofA Securities reviewed certain publicly available equity research analyst price targets for Shares available as of July 15, 2020, the day before Bloomberg published an article regarding Sanofi’s potential interest in acquiring Principia, and as of August 14, 2020, and noted that the range of such price targets (discounted by one year at Principia’s mid-point cost of equity of 11%) was $64.85 to $90.10 and $64.85 to $117.10, respectively.

Premia Calculations. BofA Securities reviewed, among other things, the premia paid in selected public company biopharmaceutical acquisitions in relation to each target company’s (i) closing share price on the day prior to announcement of the applicable transaction, and (ii) the volume weighted average price during the 30 calendar days prior to announcement of the applicable transaction (referred to in this section as the “30-Day VWAP”). Based on this review and its professional judgment and experience, BofA Securities applied (i) an illustrative premia reference range of 51% to 91% to the closing price per Share on June 8, 2020, the day prior to receipt by Principia of Sanofi’s initial offer, of $60.02, and (ii) an illustrative premia reference range of 56.00% to 90.00% to the 30-Day VWAP of the Shares as of July 15, 2020, the day before Bloomberg published an article regarding Sanofi’s potential interest in acquiring Principia, of $62.09, to derive implied equity value reference ranges per Share (rounded to the nearest $0.05) of $90.65 to $114.65 and $96.85 to $117.95, respectively.

Miscellaneous

As noted above, the discussion set forth above in the section entitled “—Summary of Material Company Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Securities to the Board in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized above must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Principia. The estimates of the future performance of Principia in or underlying BofA Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities’ analyses. These analyses were prepared solely as part of BofA Securities’ analysis of the fairness, from a financial point of view, to the holders of Shares (other than holders of Excluded Shares) of the Offer Price to be received by such holders in the Transactions and were provided to the Board in connection with the delivery of BofA Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Securities’ view of the actual values of Principia or its shares.

The type and amount of consideration payable in the Transactions was determined through negotiations between Principia and Sanofi, rather than by any financial advisor, and was approved by the Board. The decision to enter into the Merger Agreement was solely that of the Board. As described above, BofA Securities’ opinion and analyses were only one of many factors considered by the Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Board, management or any other party with respect to the Transactions or the Offer Price.

Principia has agreed to pay BofA Securities for its services in connection with the Transactions an aggregate fee of approximately $31 million, $1.5 million of which was payable upon delivery of its opinion and the remainder of which is contingent upon consummation of the Transactions. Principia also has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities’ engagement and to indemnify BofA Securities, any controlling person of BofA Securities and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Principia, Sanofi and certain of their respective affiliates.

BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Principia and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as a bookrunning manager in its initial public offering and for a follow-on equity offering. From July 1, 2018 through June 30, 2020, BofA Securities and its affiliates derived aggregate revenues from Principia of approximately $9 million for corporate and/or investment banking services.

In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Sanofi and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as the mandated arranger and/or bookrunner for, and as a lender under, certain revolving credit facilities of Sanofi and/or certain of its affiliates; (ii) having acted or acting as an active bookrunner on multiple bond offerings by Sanofi and/or certain of its affiliates; (iii) having acted as active bookrunner for a secondary offering of shares of another company held by Sanofi and/or certain of its affiliates; (iv) having provided or providing certain derivatives and foreign exchange trading services to Sanofi and/or certain of its affiliates; and (v) having provided or providing certain treasury and trade management services and products to Sanofi and/or certain of its affiliates. From July 1, 2018 through June 30, 2020, BofA Securities and its affiliates derived aggregate revenues from Sanofi of approximately $31 million for corporate and/or investment banking services.

(vi) Intent to Tender

As of August 21, 2020, our directors and executive officers, as a group, beneficially owned 5,556,188 Shares (excluding shares of capital stock of Principia issuable upon the exercise of Stock Options or Warrants), representing approximately 16.71% of the then outstanding Shares. To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record and beneficially by such persons immediately prior to the Expiration Time. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Pursuant to Centerview’s engagement letter with Principia, Principia retained Centerview as its financial advisor in connection with the Offer and the Merger and to render Centerview’s opinion to the Board referred to in “Item 4. The Solicitation or Recommendation” above. Centerview’s opinion to the Board does not constitute a recommendation to any stockholder of Principia as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should act on any matter relating to the Offer or the Merger. In connection with Centerview’s services as a financial advisor to Principia, Principia has agreed to pay Centerview an aggregate fee of approximately $35,000,000, $1,500,000 of which was payable upon the rendering of Centerview’s opinion and the balance of which is payable contingent upon consummation of the Transactions. In addition, Principia has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Pursuant to BofA Securities’ engagement letter with Principia, Principia retained BofA Securities as its financial advisor in connection with the Offer and the Merger and to render BofA Securities’ opinion to the Board referred to in “Item 4. The Solicitation or Recommendation” above. BofA Securities’ opinion to the Board does not constitute a recommendation to any stockholder of Principia as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should act on any matter relating to the Offer or the Merger. In connection with BofA Securities’ services as a financial advisor to Principia, Principia has agreed to pay BofA Securities an aggregate fee of approximately $31,000,000, $1,500,000 of which was payable upon the rendering of BofA Securities’ opinion and the balance of which is payable contingent upon consummation of the Transactions. In addition, Principia has agreed to reimburse certain of BofA Securities’ expenses arising, and to indemnify BofA Securities against certain liabilities that may arise, out of BofA Securities’ engagement.

Principia has engaged MacKenzie Partners, Inc. (“MacKenzie Partners”) to assist with communications with Principia’s stockholders in connection with the Offer. Principia has agreed to pay customary compensation to MacKenzie Partners for such services. In addition, Principia has agreed to reimburse MacKenzie Partners for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of the engagement.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to our Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except for the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Christopher Chai	August 18, 2020	Sale effected pursuant to an existing Rule 10b5-1 trading plan	7,500	$99.3653	(1)

Dolca Thomas	August 18, 2020	Sale effected pursuant to an existing Rule 10b5-1 trading plan	15,000	$100.0000

David Goldstein	August 10, 2020	Sale effected pursuant to an existing Rule 10b5-1 trading plan	6,000	$88.61085	(1)

Dolca Thomas	July 15, 2020	Sale effected pursuant to an existing Rule 10b5-1 trading plan	15,000	$80.0713	(1)

Alan Colowick	July 1, 2020	Sale effected pursuant to an existing Rule 10b5-1 trading plan	7,500	$60.00000

(1)	The price reported represents a weighted-average price per share.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits hereto), Principia is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of Principia’s securities by Principia, Principia’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Principia or Principia’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Principia or any subsidiary of Principia, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Principia.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 11 (The Merger Agreement; Other Agreements) of the Offer to Purchase.

Item 8. Additional Information.

Conditions to the Offer

The information set forth in Section 15 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On August 16, 2020, our Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Principia and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (iii) approved the execution, delivery and performance by Principia of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of Principia tender their Shares to Purchaser pursuant to the Offer. If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) otherwise beneficially owned by Sanofi or any of its wholly owned subsidiaries (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), represent at least one more than 50% of the total number of Shares outstanding at the Expiration Time (the “Minimum Condition”), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our Board has approved the Merger Agreement and the Transactions, as described in “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Principia who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex III. This summary is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Principia will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Principia at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Principia of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Principia Biopharma Inc., 220 East Grand Avenue, South San Francisco, California 94080, Attention: Roy Hardiman, Chief Business Officer. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Principia is under no obligation to and has no present intention to file a petition and holders should not assume that Principia will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder,” and such Shares, “Dissenting Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenting Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Dissenting Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder, who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisitions of voting securities or assets may not be consummated until Premerger Notification and Report Forms have been filed for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to the acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Under the terms of the Merger Agreement, Sanofi and Principia have agreed to file their Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than fifteen (15) business days after the date of the Merger Agreement, such that the waiting period will expire before or on September 21, 2020, unless earlier terminated by the FTC and the Antitrust Division, Sanofi pulls and refiles its Premerger Notification and Report Form restarting the waiting period, or Sanofi receives a request for additional information or documentary material. Expiration or termination of the HSR Act’s waiting period is a condition to the consummation of the Offer.

In addition to the filing under the HSR Act, the U.S. federal antitrust agencies, foreign competition law authorities, U.S. state attorneys general, or private persons may bring legal action under competition or antitrust law seeking to enjoin the Transaction, seeking to add conditions to the completion of the Offer or, if Shares have already been acquired, seeking to require disposition of such Shares. There can be no assurance that a challenge to the Offer on competition or antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action results in a judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the acquisition of Shares in the Offer or Merger, Sanofi may not be obligated to consummate the Offer or the Merger.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential plans, and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Principia’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Principia, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks relating to the ability to complete and the timing of completion of the Transactions contemplated by the Merger Agreement including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement, the risk that stockholder litigation in connection with the proposed Transactions may result in significant costs and the possibility of any termination of the Merger Agreement; the uncertainties inherent in research and development, including future clinical data and analysis, regulatory obligations and oversight by regulatory authorities, such as the FDA, and risks associated with Principia’s intellectual property.

The forward-looking statements contained in this Schedule 14D-9 are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the Merger; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Transactions of Principia’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees or vendors. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Principia’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on the parties’ consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in Principia’s public filings with the SEC from time to time, including Principia’s most recent Annual Report on Form 10-K for the year ended December 31, 2019, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Principia’s stockholders and investors are cautioned not to unduly rely on these forward-looking statements. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Principia does not undertake any obligation to update or revise any forward-looking information or statements.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated August 28, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Sanofi and Kortex Acquisition Corp. filed August 28, 2020 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Press Release issued by Sanofi, dated August 28, 2020 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(7)	Summary Advertisement as published in the Wall Street Journal on August 28, 2020 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(8)	Joint Press Release issued by Sanofi and Principia Biopharma Inc., dated August 17, 2020 (incorporated by reference to Exhibit 99.1 to Principia’s Current Report on Form 8-K (No. 001-38653) filed August 17, 2020).

(a)(9)	Principia Biopharma Inc. employee FAQs, first made available on August 16, 2020 (incorporated by reference to Exhibit 99.1 to Principia’s Schedule 14D9-C filed August 17, 2020).

(a)(10)	Letter to Principia Biopharma Inc. employees, first sent on August 16, 2020 (incorporated by reference to Exhibit 99.2 to Principia’s Schedule 14D9-C filed August 17, 2020).

(a)(11)	Investor Presentation, dated as of August 17, 2020 (incorporated by reference to Exhibit 99.2 to Sanofi’s Schedule TO-C filed August 18, 2020).

(a)(12)	Investor call transcript, dated August 17, 2020 (incorporated by reference to Exhibit 99.3 to Sanofi’s Schedule TO-C (filed August 18, 2020).

(a)(13)	Sanofi letter to Principia employees, first made available on August 17, 2020 (incorporated by reference to Exhibit 99.4 to Sanofi’s Schedule TO-C filed August 18, 2020).

(a)(14)	Letter to Principia Biopharma Inc.’s Vendors, first made available on August 20, 2020 (incorporated by reference to Exhibit 99.1 to Principia’s Schedule14D9-C filed August 21, 2020).

(a)(15)	Opinion of Centerview Partners LLC, dated August 16, 2020 (included as Annex I to this Schedule 14D-9).

(a)(16)	Opinion of BofA Securities, Inc., dated August 16, 2020 (included as Annex II to this Schedule 14D-9).
(d)(1)	Amended and Restated Investors’ Rights Agreement, dated August 16, 2018 (incorporated by reference to Exhibit 10.1 to Principia’s Form S-1 (File No. 333-2269-22), filed August 17, 2018).

Exhibit No.	Description

(e)(1)	Agreement and Plan of Merger, dated as of August 16, 2020, among Principia Biopharma Inc., Sanofi and Kortex Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Principia’s Current Report on Form 8-K (No. 001-38653), filed August 17, 2020).

(e)(2)	Definitive Proxy Statement of Principia Biopharma Inc. on Schedule 14A (incorporated by reference to Principia’s Form DEF 14A (File No. 001-38653), filed April 24, 2020).

(e)(3)*	Confidentiality Agreement, dated as of July 14, 2020, by and between Principia and Sanofi.

(e)(4)	Principia Biopharma Inc. Amended and Restated 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 to Principia’s Form S-1 (File No. 333-226922), filed August 17, 2018).

(e)(5)	Forms of Grant Notice, Stock Option Agreement and Notice of Exercise under the Principia Biopharma Inc. 2008 Equity Incentive Plan. (incorporated herein by reference to Exhibit 10.3 to Principia’s Form S-1 (File No. 333-226922), filed August 17, 2018).

(e)(6)	Principia Biopharma Inc. 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to Principia’s Form S-1/A (File No. 333-226922), filed September 4, 2018).

(e)(7)	Forms of Grant Notice, Stock Option Agreement and Notice of Exercise under the Principia Biopharma Inc. 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to Principia’s Form S-1/A (File No. 333-226922), filed September 4, 2018).

(e)(8)	Principia Biopharma Inc. 2018 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.7 to Principia’s Form S-1/A (File No. 333-226922), filed September 4, 2018).

(e)(9)	Form of Change in Control and Severance Agreement entered into by Principia Biopharma Inc. and each officer (incorporated herein by reference to Exhibit 10.6 to Principia’s Form S-1/A (File No. 333-226922), filed September 4, 2018).

(e)(10)	Form of Indemnification Agreement entered into by and between Principia Biopharma Inc. and each director and executive officer (incorporated herein by reference to Exhibit 10.8 to Principia’s Form S-1/A (File No. 333-226922), filed September 4, 2018).

(e)(11)	Offer of Employment, by and between Principia Biopharma Inc. and Dolca Thomas, dated as of August 23, 2018 (incorporated herein by reference to Exhibit 10.1 to Principia’s Current Report on Form 8-K (File No. 001-38653), filed October 29, 2018).

(e)(12)	Offer of Employment, by and between Principia Biopharma Inc. and Martin Babler, dated as of April 23, 2011 (incorporated by reference to Exhibit 10.9 to Principia’s Form S-1/A (File No. 333-226922), filed September 4, 2018).

(e)(13)	Offer of Employment, by and between Principia Biopharma Inc. and Christopher Chai, dated as of November 26, 2013 (incorporated herein by reference to Exhibit 10.10 to Principia’s Form S-1/A (File No. 333-226911), filed September 4, 2018).

(e)(14)	Offer of Employment, by and between Principia Biopharma Inc. and Stefani Wolff, dated as of December 19, 2016 (incorporated herein by reference to Exhibit 10.11 to Principia’s Form S-1/A (File No. 333-226922), filed September 4, 2018).

(e)(15)	Offer of Employment, by and between Principia Biopharma Inc. and David Goldstein, Ph.D., dated as of February 28, 2011 (incorporated herein by reference to Exhibit 10.20 to Principia’s Form S-1/A (File No. 333-226922), filed September 4, 2018).
(e)(16)	Offer of Employment, by and between Principia Biopharma Inc. and Roy Hardiman, dated as of December 17, 2014 (incorporated herein by reference to Exhibit 10.21 to Principia’s Form S-1/A (File No. 333-226922), filed September 4, 2018).

Exhibit No.	Description

(e)(17)	Change in Control and Severance Agreement, by and between Principia Biopharma Inc. and Dolca Thomas, M.D., dated as of April 18, 2019 (incorporated herein by reference to Exhibit 10.18 to Principia’s Form 10-K (File No. 001-38653), filed March 10, 2020).

(e)(18)	License Agreement, by and between Principia Biopharma Inc. and Genzyme Corporation, dated as of November 8, 2017 as amended by that certain First Amendment to License Agreement (incorporated herein by reference to Exhibit 10.13 to Principia’s Form S-1 (File No. 333-226922), filed August 17, 2018).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRINCIPIA BIOPHARMA INC.

By:	/s/ Roy Hardiman
Name:	Roy Hardiman
Title:	Chief Business Officer

Dated: August 28, 2020

Annex I

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

August 16, 2020

The Board of Directors

Principia Biopharma Inc.

220 East Grand Avenue

South San Francisco, CA 94080

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Principia Biopharma Inc., a Delaware corporation (the “Company”), of the $100.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) among Sanofi, a French société anonyme (“Parent”), Kortex Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Offer”) at a price of $100.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Dissenting Shares (as defined in the Agreement) and (ii) Shares held by the Company (or held in the Company’s treasury), Parent, Merger Sub or any of their respective subsidiaries (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $100.00 per Share in cash, without interest, (the $100.00 per Share consideration to be paid in the Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we

I-1

31 WEST 52ND STREET, 22ND FLOO& NEW YORK. NY 10019

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NEW YORK      •      LONDON      •      PARIS      •       SAN FRANCISCO      •      PALO ALTO      •      LOS ANGELES

The Board of Directors

Principia Biopharma Inc.

August 16, 2020

have not been engaged to provide financial advisory or other services to Parent, and we have not received any compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated August 16, 2020 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2019 and December 31, 2018; (iii) the Company’s registration statement on Form S-l (as amended); (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (v) certain publicly available research analyst reports for the Company; (vi) certain other communications from the Company to its stockholders; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the

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The Board of Directors

Principia Biopharma Inc.

August 16, 2020

Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

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Annex II

GLOBAL CORPORATE &
BofA Securities, Inc.	INVESTMENT BANKING

August 16, 2020

Principia Biopharma Inc.

220 East Grand Avenue

South San Francisco, California 94080

Members of the Board of Directors:

We understand that Principia Biopharma Inc. (“Principia”) proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) among Principia, Sanofi (“Sanofi”) and Kortex Acquisition Corp., a wholly owned subsidiary of Sanofi (“Merger Sub”), pursuant to which, among other things, Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.0001 per share, of Principia (“Principia Common Stock”) at a purchase price of $100.00 per share in cash (the “Consideration” and, such offer, the “Tender Offer”) and, following consummation of the Tender Offer, Merger Sub will merge with and into Principia and each outstanding share of Principia Common Stock not tendered in the Tender Offer (other than Excluded Shares (as defined in the Merger Agreement)) will be converted into the right to receive the Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Principia Common Stock (other than holders of Excluded Shares) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to Principia;

(2)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Principia furnished to or discussed with us by the management of Principia, including certain financial forecasts relating to Principia prepared by the management of Principia (such Forecasts, the “Principia Forecasts”);

(3)	reviewed and discussed with the management of Principia its estimates of the amount and utilization of certain net operating losses of Principia (collectively, “NOLs”);

(4)	discussed the past and current business, operations, financial condition and prospects of Principia with members of senior management of Principia;

(5)	discussed with the management of Principia its assessments as to the product candidates of Principia, including the likelihood of technical, clinical and regulatory success of such product candidates;

(6)	reviewed the trading history for Principia Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(7)	compared certain financial and stock market information of Principia with similar information of other companies we deemed relevant;

(8)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

The Board of Directors

Principia Biopharma Inc.

(9)

considered the results of the efforts undertaken on behalf of Principia to solicit, at the direction of Principia, indications of interest from third parties with respect to a possible acquisition of Principia;

(10)	reviewed an execution version, provided to us on August 16, 2020, of the Merger Agreement; and

(11)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Principia that it is not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Principia Forecasts and the NOLs, we have been advised by Principia, and have assumed, at your direction, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Principia as to the future financial performance of Principia. We have relied, at the direction of Principia, on the assessments of the management of Principia as to the ability of Principia to utilize the NOLs. We have also relied, at the direction of Principia, on the assessments of the management of Principia as to the as to the product candidates of Principia, including the likelihood of technical, clinical and regulatory success of such product candidates. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Principia or any other entity, nor have we made any physical inspection of the properties or assets of Principia or any other entity. We also have not evaluated the solvency or fair value of Principia or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Principia, that the Transaction will be consummated in accordance with its terms and in compliance with all applicable laws, relevant documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on the Transaction or the contemplated benefits thereof. We also have assumed, at the direction of Principia, that the final executed Merger Agreement will not differ in any material respect from the execution version of the Merger Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction or any arrangements, agreements or understandings entered into in connection with or related to the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Principia Common Stock (other than holders of Excluded Shares) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the Transaction or any related entities, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Principia or in which Principia might engage or as to the underlying business decision of Principia to proceed with or effect the Transaction. In addition, we are not expressing any view or opinion with respect to, and we have relied, with the consent of Principia, upon the assessments of Principia and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to Principia or any other entity and the Transaction (including the contemplated benefits thereof) as to which we understand that Principia obtained such advice as it deemed necessary from qualified professionals.

The Board of Directors

Principia Biopharma Inc.

We further express no opinion or recommendation as to whether any stockholder should tender their shares of Principia Common Stock in the Tender Offer or how any stockholder should act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Principia in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Transaction. In addition, Principia has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Principia, Sanofi and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Principia and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as a bookrunning manager in its initial public offering and for a follow-on equity offering.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Sanofi and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as the mandated arranger and/or bookrunner for, and as a lender under, certain revolving credit facilities of Sanofi and/or certain of its affiliates; (ii) having acted or acting as an active bookrunner on multiple bond offerings by Sanofi and/or certain of its affiliates; (iii) having acted as active bookrunner for a secondary offering of shares of another company held by Sanofi and/or certain of its affiliates; (iv) having provided or providing certain derivatives and foreign exchange trading services to Sanofi and/or certain of its affiliates; and (v) having provided or providing certain treasury and trade management services and products to Sanofi and/or certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Principia (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Principia, Seller or the Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of BofA Securities, Inc.

The Board of Directors

Principia Biopharma Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Principia Common Stock (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ BOFA SECURITIES, INC.

BOFA SECURITIES, INC.

Annex III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later

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of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any

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stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any

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stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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